Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Magnetek, Inc.

at

$50.00 Net Per Share

by

Megatron Acquisition Corp.

a wholly owned subsidiary of

Columbus McKinnon Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, SEPTEMBER 1, 2015, UNLESS THE OFFER IS EXTENDED.

The Offer (as defined below) is being made pursuant to an Agreement and Plan of Merger, dated as of July 26, 2015 (the “Merger Agreement”), by and among Columbus McKinnon Corporation, a New York corporation (“CMCO”), Megatron Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of CMCO (the “Purchaser”), and Magnetek, Inc., a Delaware corporation (“Magnetek”), under which the Purchaser will be merged with and into Magnetek (the “Merger”) pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with Magnetek surviving the Merger as a direct wholly owned subsidiary of CMCO. The Purchaser is offering to purchase all issued and outstanding shares of common stock, par value $0.01 per share (collectively, the “Shares” and each, a “Share”), of Magnetek at a price of $50.00 per Share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letters of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The board of directors of Magnetek unanimously: (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions set forth therein, (ii) determined that the Merger Agreement and such transactions are fair to, and in the best interests of, Magnetek and its shareholders, and (iii) resolved to recommend that Magnetek’s shareholders accept the Offer and tender their Shares into the Offer.

There is no financing condition to the Offer. The Offer is conditioned on there being validly tendered (and not withdrawn) prior to the expiration of the Offer that number of Shares that, together with the number of Shares (if any) then owned by CMCO and the Purchaser, equals at least a majority of all then outstanding Shares entitled to vote. The Offer is also subject to the satisfaction of certain other conditions described in this Offer to Purchase, including, among other conditions, (i) the termination or expiration of the applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and (ii) that the Merger Agreement has not been terminated in accordance with its terms. See Section 14—“Conditions of the Offer.”

Questions and requests for assistance may be directed to MacKenzie Partners, Inc., the information agent for the Offer, at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase and the Letters of Transmittal may be directed to the information agent for the Offer. There will be no guaranteed delivery tender procedures in connection with the Offer. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

August 5, 2015

IMPORTANT

Shareholders desiring to tender Shares must:

1.	For unrestricted Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee:

•	contact the broker, dealer, commercial bank, trust company or other nominee and request that the broker, dealer, commercial bank, trust company or other nominee tender the Shares to the Purchaser before the expiration of the Offer.

2.	For unrestricted Shares that are registered in the shareholder’s name and held in book-entry form:

•	complete and sign the Letter of Transmittal for Shares (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal for Shares or prepare an Agent’s Message (as defined in Section 3—“Procedure for Tendering Shares”);

•	if using the Letter of Transmittal for Shares, have the shareholder’s signature on the Letter of Transmittal for Shares guaranteed if required by Instruction 1 of the Letter of Transmittal for Shares;

•	deliver an Agent’s Message or the Letter of Transmittal for Shares (or a manually signed facsimile) and any other required documents to American Stock Transfer & Trust Company, LLC (the “Depositary”), at its address on the back cover of this Offer to Purchase; and

•	transfer the Shares through book-entry transfer into the account of the Depositary.

3.	For unrestricted Shares that are registered in the shareholder’s name and held as physical certificates:

•	complete and sign the Letter of Transmittal for Shares (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal for Shares;

•	have the shareholder’s signature on the Letter of Transmittal for Shares guaranteed if required by Instruction 1 to the Letter of Transmittal for Shares; and

•	deliver the Letter of Transmittal for Shares (or a manually signed facsimile), the certificates for such Shares and any other required documents to the Depositary, at its address on the back cover of this Offer to Purchase.

4.	For Shares that currently are subject to forfeiture restrictions, repurchase rights or other restrictions under Magnetek’s equity plans (“Restricted Shares”) held by shareholders who are not current or former employees of Magnetek (“Non-Employee Restricted Shares”):

•	complete and sign the Letter of Transmittal for Shares (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal for Shares;

•	have the shareholder’s signature on the Letter of Transmittal for Shares guaranteed if required by Instruction 1 to the Letter of Transmittal for Shares; and

•	deliver the Letter of Transmittal for Shares (or a manually signed facsimile) and any other required documents (including, if issued, the certificates for such Shares) to the Depositary, at its address on the back cover of this Offer to Purchase.

5.	For Restricted Shares held by shareholders who are current or former employees of Magnetek (“Employee Restricted Shares”):

•	complete and sign the Letter of Transmittal for Employee Restricted Shares (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal for Employee Restricted Shares;

•	have the shareholder’s signature on the Letter of Transmittal for Employee Restricted Shares guaranteed if required by Instruction 1 to the Letter of Transmittal for Employee Restricted Shares; and

•	deliver the Letter of Transmittal for Employee Restricted Shares (or a manually signed facsimile) and any other required documents (including, if issued, the certificates for such Shares) to the Depositary, at its address on the back cover of this Offer to Purchase.

6.	If you are tendering both unrestricted Shares and Employee Restricted Shares, you must deliver both Letters of Transmittal.

For all Shares, the appropriate Letter of Transmittal, the certificates for the Shares (if applicable) and any other required documents must be received by the Depositary before the expiration of the Offer. The method of delivery of Shares, the Letters of Transmittal and all other required documents, including delivery through The Depository Trust Company, are at the election and risk of the tendering shareholder.

SUMMARY TERM SHEET

Securities Sought:	All outstanding shares of common stock, par value $0.01 per share, of Magnetek, Inc.

Price Offered Per Share:	$50.00 net to you in cash, without interest, subject to any withholding of taxes required by applicable law

Scheduled Expiration of Offer:	12:00 midnight, New York City time, on Tuesday, September 1, 2015, unless extended

The Purchaser:	Megatron Acquisition Corp., a direct wholly owned subsidiary of Columbus McKinnon Corporation

Magnetek Board Recommendation:	Magnetek’s board of directors unanimously recommends that you accept the Offer and tender your Shares into the Offer

The following are some questions that you, as a shareholder of Magnetek, Inc. (“Magnetek”), may have and answers to those questions. This summary term sheet highlights selected information from this offer to purchase (this “Offer to Purchase”) and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the related letters of transmittal, which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer.” To better understand the Offer and for a complete description of the terms of the Offer, you should read this Offer to Purchase, the applicable letter(s) of transmittal and the other documents to which we refer you carefully and in their entirety. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Megatron Acquisition Corp. (the “Purchaser”).

Who is offering to buy my Shares?

Our name is Megatron Acquisition Corp. We are a Delaware corporation and a direct wholly owned subsidiary of Columbus McKinnon Corporation (“CMCO”). We were formed in 2015 for the purpose of the transactions contemplated by the Agreement and Plan of Merger, dated as of July 26, 2015, by and among CMCO, the Purchaser and Magnetek (the “Merger Agreement”), including making and completing the Offer and merging with and into Magnetek (the “Merger”) following the acceptance for payment of Shares (as defined below) in the Offer. We have not otherwise conducted any business operations. See the “Introduction” to this Offer to Purchase and Section 9—“Certain Information Concerning CMCO and the Purchaser.”

What is the class and amount of securities being sought in the Offer?

We are offering to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of Magnetek, which we refer to collectively as the “Shares,” including Shares subject to forfeiture restrictions, repurchase rights or other restrictions under Magnetek’s equity plans, which we refer to as “Restricted Shares.” See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How much are you offering to pay and in what form of payment?

We are offering to pay $50.00, net to you in cash, without interest, which we refer to as the “Offer Price,” subject to any withholding of taxes required by applicable law, for each Share tendered and accepted for payment in the Offer. See Section 2—“Acceptance for Payment and Payment for Shares.”

What does the board of directors of Magnetek think of the Offer?

The Offer is being made pursuant to the Merger Agreement with Magnetek. The board of directors of Magnetek unanimously: (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions set forth therein, (ii) determined that the Merger Agreement and such transactions are fair to, and in the best interests of, Magnetek and its shareholders, and (iii) resolved to recommend that Magnetek’s shareholders accept the Offer and tender their Shares into the Offer. See the “Introduction” to this Offer to Purchase and Section 11—“Background of the Offer; Past Contacts, Negotiations and Transactions.”

Have any Magnetek shareholders agreed to tender their Shares?

Yes. Each of Fundamental Global Investors, LLC and certain of its affiliated funds, and each of the executive officers and directors of Magnetek who hold Shares, entered into tender agreements (each, a “Tender Agreement”) with CMCO and the Purchaser, pursuant to which each such shareholder agreed, among other things, to tender shares beneficially owned by them into the Offer. These shareholders may withdraw their Shares from the Offer if the Merger Agreement is terminated prior to the acceptance for payment of Shares in the Offer. These shareholders collectively hold 431,640 outstanding unrestricted Shares representing approximately 12% of the Shares outstanding on August 3, 2015, and 101,372 Restricted Shares which are or may become issued and outstanding prior to the expiration of the Offer, representing approximately 3% of the Shares outstanding on August 3, 2015. See the “Introduction” to this Offer to Purchase and Section 13—“The Merger Agreement; Other Agreements.”

What is the market value of my Shares as of a recent date?

On July 24, 2015, the last trading day before we announced the Merger Agreement, the closing price of Magnetek’s common stock reported on The NASDAQ Global Market (“NASDAQ”) was $32.25 per Share. On August 4, 2015, the last full trading day before commencement of the Offer, the closing price of Magnetek’s common stock reported on NASDAQ was $49.70 per Share. We advise you to obtain a recent quotation for Magnetek’s common stock in deciding whether to tender your Shares. See Section 6—“Price Range of the Shares; Dividends on the Shares.”

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you tender your Shares into the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, your broker or nominee may charge you a fee for tendering Shares on your behalf. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. We have arranged for sufficient funds, including the receipt of funds from CMCO, to pay for all Shares tendered and accepted for payment in the Offer and to provide funding for the Merger that is expected to follow the Offer. CMCO intends to fund amounts required in connection with the Offer and the Merger out of a combination of its available cash and cash equivalents on hand, net proceeds from borrowings pursuant to its existing credit facility, and up to $75 million of additional borrowings under new commitments to its existing credit facility pursuant to the terms of a debt commitment letter entered into on July 26, 2015 between CMCO, JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC. The Offer is not subject to any financing condition. See Section 10—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

We do not believe that our financial condition is relevant to your decision to tender Shares in the Offer because the Offer is being made for all outstanding Shares, the form of payment consists solely of cash, and the Offer is not subject to any financing condition. We have arranged for sufficient funds, including the receipt of funds from CMCO, to pay for all Shares tendered and accepted for payment in the Offer and to provide funding for the Merger that is expected to follow the Offer. See Section 10—“Source and Amount of Funds.”

What is the “Minimum Condition” to the Offer?

We are not obligated to purchase any Shares in the Offer unless there has been validly tendered (and not withdrawn) prior to the expiration of the Offer that number of Shares that, together with the number of Shares (if any) then owned by CMCO and the Purchaser, equals at least a majority of all then outstanding Shares entitled to vote. We refer to this condition as the “Minimum Condition.”

What are the most significant conditions to the Offer other than the Minimum Condition?

In addition to the Minimum Condition, we are not obligated to purchase Shares that are validly tendered in the Offer unless, among other things:

•	the waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (which we refer to as the “HSR Act”), has been terminated or expired;

•	there is no judgment, injunction, ruling, order, decree or award by any court of competent jurisdiction or other restraint or prohibition (whether temporary, preliminary or permanent in nature) of any governmental entity of competent jurisdiction in effect, or any law enacted, entered, promulgated, enforced or deemed applicable by any governmental entity of competent jurisdiction and remaining in effect, that prohibits or makes illegal the completion of the Offer or the Merger;

•	the representations and warranties of Magnetek in the Merger Agreement are true and correct as of the expiration of the Offer, except as would not have a Company Material Adverse Effect (as defined in Section 13—“The Merger Agreement; Other Agreements”), or in certain cases, as is immaterial in nature and amount;

•	Magnetek has not materially breached or materially failed to comply with any of its material agreements or covenants required to be performed by Magnetek under the Merger Agreement prior to the expiration of the Offer;

•	no change, effect, occurrence, development or circumstance (or combination thereof) has occurred or become known (and is continuing) that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect (as defined in Section 13—“The Merger Agreement; Other Agreements”); and

•	the Merger Agreement has not been terminated in accordance with its terms.

The Offer is also subject to other conditions. See Section 14—“Conditions of the Offer.”

How long do I have to decide whether to tender in the Offer?

Unless we extend the expiration of the Offer, you will have until 12:00 midnight, New York City time, on Tuesday, September 1, 2015, to tender your Shares into in the Offer. There will be no guaranteed delivery tender procedures in connection with the Offer. See Section 1—“Terms of the Offer” and Section 3—“Procedure for Tendering Shares.”

Can the Offer be extended and under what circumstances?

Our ability to extend the Offer is subject to the terms of the Merger Agreement and applicable law. If on the applicable expiration date of the Offer, any of the conditions to the Offer have not been satisfied or waived, we have agreed to extend the Offer for successive periods of up to 10 business days each to permit the satisfaction of the conditions, except that we are not required to extend the Offer to a date later than the applicable Outside Date (as defined below). Either CMCO or Magnetek may terminate the Merger Agreement if the Offer has not yet been completed on or prior to November 23, 2015 (the “Outside Date”), except that if on November 23, 2015 all of the conditions to the Offer have been satisfied or waived other than the HSR Condition (and other than those conditions that by their nature are to be satisfied at the expiration date of the Offer), then the Outside Date will be extended for an additional 60 days (and such date will be the new Outside Date). In addition, we have agreed to extend the Offer for any period required by the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the interpretations and positions of the U.S. Securities and Exchange Commission (the “SEC”) and its staff, the rules and regulations of NASDAQ applicable to the Offer or as may be required by any other governmental entity.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform American Stock Transfer & Trust Company, LLC, the Depositary for the Offer (the “Depositary”), and notify you by making a public announcement of the extension before 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

Will you provide a subsequent offering period?

No. We will not provide a subsequent offering period following the acceptance of Shares for purchase in the Offer.

How do I tender my unrestricted Shares in the Offer?

To tender your unrestricted Shares held as physical certificates, you must deliver the certificates representing your Shares, together with the Letter of Transmittal for Shares, properly completed, to the Depositary before the Offer expires.

If your unrestricted Shares are held in the name of a broker, dealer, commercial bank, trust company or other nominee, your Shares can be tendered by your nominee through the Depositary.

Shares awarded pursuant to a Magnetek equity plan no longer subject to forfeiture restrictions, repurchase rights or other restrictions under such equity plan are unrestricted Shares and should be tendered pursuant to the procedures described above. They are NOT Restricted Shares and should NOT be tendered pursuant to the procedures described below. See Section 3—“Procedure for Tendering Shares.”

Can I tender my Restricted Shares in the Offer?

Magnetek has taken action to permit each holder of Restricted Shares to tender his or her Restricted Shares into the Offer. We refer to Restricted Shares held by current and former employees of Magnetek as “Employee Restricted Shares,” and all other Restricted Shares as “Non-Employee Restricted Shares.”

To tender Restricted Shares, (i) holders of Non-Employee Restricted Shares must deliver a completed and duly executed Letter of Transmittal for Shares (or a manually signed facsimile) and any other documents required by the Letter of Transmittal for Shares (including, if issued, the certificates for such Shares), if any, to the Depositary and (ii) holders of Employee Restricted Shares must deliver a completed and duly executed Letter of Transmittal for Employee Restricted Shares (or a manually signed facsimile) and any other documents required by the Letter of Transmittal for Employee Restricted Shares (including, if issued, the certificates for such Shares) to the Depositary. Restricted Shares may ONLY be tendered by these procedures. See Section 3—“Procedure for Tendering Shares.”

Each Restricted Share will become fully vested immediately prior to the Purchaser’s acceptance of Shares for payment in the Offer, subject to applicable tax withholding. Each Restricted Share that is not tendered in the Offer will be converted into the right to receive the same price per share as the Offer Price, subject to any tax withholding required by applicable law. See Section 13—“The Merger Agreement; Other Agreements.”

Can holders of vested stock options participate in the tender offer?

The Offer is only for Shares and not for any options to acquire Shares. If you hold vested but unexercised stock options and you wish to participate in the Offer, you must exercise your stock options in accordance with the terms of the applicable stock option plan and tender the Shares received upon exercise into the Offer. See Section 3—“Procedure for Tendering Shares.” Each option that is outstanding and unexercised immediately before the Purchaser’s acceptance of Shares for payment in the Offer will be canceled in the Merger in exchange for a cash payment equal to the amount by which the Offer Price exceeds the per share exercise price of such option (except for options for which the exercise price is greater than or equal to the Offer Price, which will be canceled for no consideration), subject to any tax withholding required by applicable law. See Section 13—“The Merger Agreement; Other Agreements.” Holders of options should consult their tax advisors with respect to the tax consequences of exercising or not exercising their options in connection with the Offer and the Merger.

If I accept the Offer, how will I get paid?

If the conditions are satisfied and we accept your validly tendered Shares for payment, payment will be made by deposit of the aggregate purchase price for the Shares accepted in the Offer with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from the Purchaser and transmitting payments, subject to any tax withholding required by applicable law, to tendering shareholders whose Shares have been accepted for payment. See Section 2—“Acceptance for Payment and Payment for Shares” and Section 3—“Procedure for Tendering Shares.”

How do I withdraw previously tendered Shares?

To withdraw your Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw the Shares. See Section 4—“Withdrawal Rights.”

Until what time may I withdraw Shares that I have tendered?

If you tender your Shares, you may withdraw them at any time until the Offer has expired. See Section 1—“Terms of the Offer” and Section 4—“Withdrawal Rights.”

If the Offer is completed, will Magnetek continue as a public company?

If the Offer is completed, we will complete the Merger pursuant to Section 251(h) of the DGCL as soon as practicable following our acceptance for payment of Shares in the Offer. After completion of the Merger, CMCO will own all of the outstanding capital stock of Magnetek, and Magnetek will no longer be a public company. See Section 7—“Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations.”

Will the Offer be followed by a Merger if all Shares are not tendered in the Offer?

The Minimum Condition requires that we acquire a number of Shares in the Offer that, when counted together with Shares (if any) owned by CMCO and the Purchaser, equals at least a majority of all then outstanding Shares entitled to vote. If the Minimum Condition is satisfied (and each of the other conditions to the Offer is satisfied or waived), we will complete the Merger without a vote of the shareholders of Magnetek pursuant to Section 251(h) of the DGCL as soon as practicable following our acceptance for payment of Shares in the Offer. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted) to accept the Shares for payment in the Offer, and we will not complete the Merger.

If I decide not to tender, how will the Offer affect my Shares?

If you do not tender your Shares in the Offer and the Merger takes place, your Shares will be canceled. Unless you exercise appraisal rights under Delaware law, you will receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer. Accordingly, if the Merger takes place, the difference to you between tendering your Shares and not tendering your Shares in the Offer is that if you tender your Shares in the Offer, you may be paid earlier (depending on whether your Shares are certificated) and you will not have appraisal rights under Delaware law. Subject to the fulfillment of the conditions applicable to the Merger, we intend to complete the Merger as soon as practicable following the acceptance for payment of Shares in the Offer. See Section 7—“Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations.”

Who can I talk to if I have questions about the Offer?

You may call MacKenzie Partners, Inc., the information agent for the Offer, at (800) 322-2885 (toll free). See the back cover of this Offer to Purchase for additional information on how to contact our information agent.

To the Holders of Magnetek Shares:

INTRODUCTION

Megatron Acquisition Corp., a Delaware corporation (the “Purchaser”) and a direct wholly owned subsidiary of Columbus McKinnon Corporation, a New York corporation (“CMCO”), is making an offer to purchase all issued and outstanding shares of common stock, par value $0.01 per share of Magnetek (the “Shares”), including Shares subject to forfeiture restrictions, repurchase rights or other restrictions under Magnetek’s equity plans (“Restricted Shares”), at a price of $50.00 per Share, net to the seller in cash, without interest (the “Offer Price”), subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letters of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 26, 2015 (the “Merger Agreement”), by and among CMCO, the Purchaser and Magnetek. Pursuant to the Merger Agreement, after the completion of the Offer and the satisfaction or waiver of all of the conditions to the Merger (as defined below), the Purchaser will be merged with and into Magnetek as soon as practicable without a vote of the shareholders of Magnetek in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with Magnetek surviving the Merger as a direct wholly owned subsidiary of CMCO (the “Merger”). At the effective time of the Merger, each Share then outstanding (other than (i) Shares held in the treasury of Magnetek or owned by CMCO or any subsidiary of CMCO or Magnetek immediately prior to the effective time of the Merger, which shall be automatically canceled for no consideration and (ii) Shares owned by Magnetek’s shareholders who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price, subject to any withholding of taxes required by applicable law.

The board of directors of Magnetek unanimously: (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions set forth therein, (ii) determined that the Merger Agreement and such transactions are fair to, and in the best interests of, Magnetek and its shareholders, and (iii) resolved to recommend that Magnetek’s shareholders accept the Offer and tender their Shares into the Offer.

There is no financing condition to the Offer. The Offer is conditioned on there being validly tendered (and not withdrawn) prior to the expiration of the Offer that number of Shares that, together with the number of Shares (if any) then owned by CMCO and the Purchaser, equals at least a majority of all then outstanding Shares entitled to vote (the “Minimum Condition”). The Offer is also subject to the satisfaction of other conditions described in this Offer to Purchase, including (i) the expiration or early termination of the waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Condition”), and (ii) that the Merger Agreement has not been terminated in accordance with its terms. See Section 14—“Conditions of the Offer.”

Magnetek has informed the Purchaser that, as of the close of business on August 3, 2015, 3,703,472 Shares were or may become issued and outstanding pursuant to the Merger Agreement prior to the expiration of the Offer, including 134,932 Restricted Shares. Based upon the foregoing, as of the close of business on August 3, 2015, the Minimum Condition would be satisfied if 1,851,737 Shares were validly tendered and not properly withdrawn in the Offer. If the Minimum Condition is satisfied and the Purchaser accepts for payment the Shares tendered into the Offer, the Merger will be effected, without a vote of Magnetek’s shareholders, pursuant to Section 251(h) of the DGCL. See Section 12—“Purpose of the Offer; Plans for Magnetek; Other Matters” and Section 13—“The Merger Agreement; Other Agreements.”

Each of Fundamental Global Investors, LLC and certain of its affiliated funds, and each executive officer and director of Magnetek who holds Shares entered into a tender agreement (each, a “Tender Agreement”), dated as of July 26, 2015, with CMCO and the Purchaser, pursuant to which each such shareholder agreed, among other things, to tender shares beneficially owned by them into the Offer. These shareholders may withdraw their Shares from the Offer if the Merger Agreement is terminated prior to the acceptance for payment of Shares in the Offer. These shareholders collectively hold 431,640 outstanding unrestricted Shares, or approximately 12% of the Shares outstanding on August 3, 2015, and 101,372 Restricted Shares which are or may become issued and outstanding prior to the expiration of the Offer, or approximately 3% of the Shares outstanding on August 3, 2015. See Section 13—“The Merger Agreement; Other Agreements.”

The material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the Merger are described in Section 5—“Material U.S. Federal Income Tax Consequences.”

The Offer is made only for Shares and is not made for any options to acquire Shares. Holders of vested but unexercised options to acquire Shares may exercise such options in accordance with the terms of the applicable option plan and tender some or all of the Shares issued upon such exercise. The tax consequences to holders of options of exercising those securities are not described under Section 5—“Material U.S. Federal Income Tax Consequences.” Holders of options should consult their tax advisors with respect to the tax consequences of exercising or not exercising their options in connection with the Offer or the Merger.

Tendering shareholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of each Letter of Transmittal, transfer taxes on the sale of Shares in the Offer. The Purchaser will pay all fees and expenses incurred in connection with the Offer by American Stock Transfer & Trust Company, LLC, which is acting as the depositary for the Offer (the “Depositary”), and MacKenzie Partners, Inc., which is acting as the information agent for the Offer (the “Information Agent”). See Section 16—“Fees and Expenses.”

THIS OFFER TO PURCHASE AND THE RELATED LETTERS OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE OFFER

1. Terms of the Offer

Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment (which we refer to herein as the “Acceptance Time”) and pay the Offer Price, subject to any withholding of taxes required by applicable law, for all Shares validly tendered before the Expiration Date and not properly withdrawn in accordance with Section 4—“Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on Tuesday, September 1, 2015, unless and until, in accordance with the terms of the Merger Agreement and applicable law, the Purchaser extends the period of time that the Offer is open, in which case the term “Expiration Date” means the latest time and date at which the Offer, as so extended by the Purchaser, expires.

Subject to the terms of the Merger Agreement and applicable law, the Purchaser may extend the Offer by giving oral or written notice of the extension to the Depositary and publicly announcing the extension by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date. The Purchaser is required by the Merger Agreement to extend the Offer:

•	for any period required by the Exchange Act, the interpretations and positions of the SEC and its staff with respect thereto, or the rules and regulations of NASDAQ applicable to the Offer, or as may be required by any governmental entity; and

•	for one or more periods of up to 10 business days each until, and including, November 23, 2015 (the “Outside Date”), if at the Expiration Date any of the conditions of the Offer have not been satisfied; which date may be extended to January 22, 2016 if all of the conditions to the Offer have been satisfied or waived other than the HSR Condition (as defined below in Section 14—“Conditions of the Offer”) and those conditions that by their nature are to be satisfied at the Expiration Date.

The Purchaser is not required to extend the Offer beyond the applicable Outside Date.

Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of the Offer or any delay in paying for the Shares.

If, at the Expiration Date, all of the conditions of the Offer have been satisfied or waived, we will accept for payment and promptly pay for Shares tendered to the Purchaser and not properly withdrawn in the Offer. Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, CMCO, the Purchaser and Magnetek will cause the Merger to become effective as soon as practicable after the Acceptance Time, without a vote of the shareholders of Magnetek, in accordance with Section 251(h) of the DGCL.

There is no financing condition to the Offer. The Offer is conditioned on there being validly tendered (and not withdrawn) prior to the expiration of the Offer that number of Shares that, together with the number of Shares (if any) then owned by CMCO and the Purchaser, equals at least a majority of all then outstanding Shares entitled to vote. The Offer is also subject to the satisfaction of other conditions, including the HSR Condition and the condition that the Merger Agreement has not been terminated in accordance with its terms. See Section 14—“Conditions of the Offer.”

Subject to the terms of the Merger Agreement, we may, at any time and from time to time before the Expiration Date, increase the Offer Price or make any other changes to the terms and conditions of the Offer, or waive any condition to the Offer, except that, without the prior written consent of Magnetek, we may not:

•	decrease the Offer Price or change the form of consideration payable in the Offer;

•	decrease the number of Shares sought to be purchased in the Offer;

•	change or modify the conditions of the Offer described in Section 14—“Conditions of the Offer” in a manner adverse to Magnetek or its shareholders;

•	impose conditions to the Offer in addition to the conditions described in Section 14—“Conditions of the Offer”;

•	amend or waive the Minimum Condition;

•	amend any term of the Offer in any manner materially adverse to Magnetek or its shareholders; or

•	except as required or permitted by the Merger Agreement, extend the Expiration Date.

Subject to the Purchaser’s obligation to extend the Offer as described above, if by the Expiration Date, any of the conditions of the Offer have not been satisfied or waived, the Purchaser may, subject to the terms of the Merger Agreement and the applicable rules, regulations, interpretations or positions of the SEC or its staff:

•	terminate the Offer, not accept for payment or pay for any Shares and promptly return all tendered Shares to tendering shareholders;

•	waive, to the extent permitted by applicable law, any of the unsatisfied conditions of the Offer (other than the Minimum Condition) and, subject to complying with the rules, regulations, interpretations or positions of the SEC or its staff applicable to the Offer, accept for payment and pay for all Shares validly tendered and not properly withdrawn before the Expiration Date;

•	extend the Offer and, subject to the right of shareholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is open or extended; or

•	amend certain provisions or make certain modifications to the Offer.

If the Purchaser extends the Offer, or if the Purchaser is delayed in its payment for Shares or is unable to pay for Shares in the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer and subject to applicable law and the rules, regulations, interpretations and positions of the SEC or its staff, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights.” The ability of the Purchaser to delay payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited promptly after the termination or withdrawal of the Offer.

Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement consistent with the requirements of the SEC. Any public announcement of an extension of the Offer will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes to the Offer be promptly disseminated to Magnetek’s shareholders). Without limiting the obligation of the Purchaser under these rules or the manner in which the Purchaser may choose to make any public announcement, the Purchaser currently intends to make announcements by issuing a press release.

If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will file an amendment to the Tender Offer Statement filed with the SEC on Schedule TO with respect to the Offer, disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the materiality of the changed terms or information. We understand the SEC’s view is that an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders. A change in price or a change in percentage of securities sought, or any material changes made with respect to information not materially less significant than price or percentage of securities sought, generally requires that an offer remain open for a minimum of 10 business days from the date the change is first published, sent or given to security holders. The requirement to extend an offer does not apply to the extent that the number of business days remaining between the occurrence of the change and the Expiration Date equals or exceeds the minimum extension period that would be required because of the change. As used in this Offer to Purchase (other than in Section 13—“The Merger Agreement; Other Agreements”), “business day” has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

Magnetek has agreed to provide the Purchaser with Magnetek’s shareholder lists and security position listings for the purpose of disseminating this Offer to Purchase (and related documents) to holders of Shares. This Offer to Purchase and the related Letters of Transmittal will be mailed by or on behalf of the Purchaser to record holders of Shares and will be furnished by or on behalf of the Purchaser to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Magnetek’s shareholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) as described in Section 1—“Terms of the Offer,” the Purchaser will accept for payment and promptly pay for all Shares validly tendered before the Expiration Date and not properly withdrawn in accordance with Section 4—“Withdrawal Rights.” For a description of our rights and obligations to extend or amend the Offer, or terminate the Offer and not accept for payment or pay for Shares, or to delay acceptance for payment or payment for Shares, see Section 1—“Terms of the Offer.”

In all cases, payment for Shares (other than Restricted Shares) accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	the certificates for the Shares, together with a Letter of Transmittal for Shares (or a manually signed facsimile), properly completed and duly executed, with any required signature guarantees; or

•	in the case of a transfer effected under the book-entry transfer procedures described in Section 3—“Procedure for Tendering Shares,” a Book-Entry Confirmation (as defined below) and either a Letter of Transmittal for Shares (or a manually signed facsimile), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message as described in Section 3—“Procedure for Tendering Shares”; and

•	any other documents required by the Letter of Transmittal for Shares.

In all cases, payment for Restricted Shares held by shareholders who are not current or former employees of Magnetek (the “Non-Employee Restricted Shares”) accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	a Letter of Transmittal for Shares (or manually signed facsimile), properly completed and duly executed, with any required signature guarantees; and

•	any other documents required by the Letter of Transmittal for Shares (including, if issued, the certificates for such Shares).

In all cases, payment for Employee Restricted Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	a Letter of Transmittal for Employee Restricted Shares (or manually signed facsimile), properly completed and duly executed, with any required signature guarantees; and

•	any other documents required (including, if issued, the certificates for such Shares) by the Letter of Transmittal for Employee Restricted Shares.

The Offer Price paid to any shareholder for Shares tendered in the Offer will be the highest per Share consideration paid to any other shareholder for Shares tendered in the Offer.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of Shares in the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment in the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering shareholders (other than shareholders tendering Employee Restricted Shares). Upon the deposit of funds with the Depositary for the purpose of making payments to tendering shareholders, the Purchaser’s obligation to make such payment shall be satisfied, and tendering shareholders (other than shareholders tendering Employee Restricted Shares) must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. If you tender Employee Restricted Shares, you will be required to complete a Letter of Transmittal for Employee Restricted Shares. The Letter of Transmittal for Employee Restricted Shares will instruct the Depositary to transmit the Offer Price payable in respect of Employee Restricted Shares tendered pursuant thereto to Magnetek for the purpose of making payment to shareholders tendering Employee Restricted Shares. Upon transmittal of funds to Magnetek for the purpose of making payment to shareholders tendering Employee Restricted Shares, the Purchaser’s obligation to make such payments shall be satisfied, and such tendering shareholders must thereafter look solely to Magnetek for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. Magnetek will then distribute these funds through its payroll system, reduced by the amount of any applicable income and employment tax withholding due and not previously withheld with respect to these Shares. Under no circumstances will interest be paid on the Offer Price by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making payment.

If any tendered unrestricted Shares are not accepted for payment for any reason, certificates representing unpurchased Shares will be returned, without expense, to the tendering shareholder (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, according to the procedures set forth in Section 3—“Procedure for Tendering Shares,” the Depositary will notify the Book-Entry Transfer Facility of the Purchaser’s decision not to accept the Shares and the Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly after the expiration or termination of the Offer. If any Restricted Shares are not accepted for payment for any reason, the Depositary will notify Magnetek of the Purchaser’s decision not to accept the Restricted Shares, and (i) the Restricted Shares will be credited to the applicable account maintained at American Stock Transfer & Trust Company, LLC, Magnetek’s transfer agent, or (ii) certificates representing the unpurchased Restricted Shares will be returned, without expense, to the tendering shareholder.

If the Purchaser is delayed in its acceptance for payment or payment for Shares or is unable to accept for payment or pay for Shares in the Offer, then, without prejudice to the Purchaser’s rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act) the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and the Shares may not be withdrawn except to the extent tendering shareholders are entitled to do so as described in Section 4—“Withdrawal Rights.”

The Purchaser reserves the right to transfer or assign its rights and obligations under the Merger Agreement, including the right to purchase Shares tendered in the Offer, to one or more direct or indirect subsidiaries of CMCO, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment in the Offer.

3. Procedure for Tendering Shares

Procedure for Tendering Unrestricted Shares

Valid Tender of Unrestricted Shares. A shareholder must follow one of the following procedures to validly tender unrestricted Shares in the Offer:

•	for Shares held as physical certificates, the certificates for tendered Shares, a Letter of Transmittal for Shares (or a manually signed facsimile), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal for Shares, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase before the Expiration Date; or

•	for Shares held in book-entry form, either a Letter of Transmittal for Shares (or a manually signed facsimile), properly completed and duly executed, with any required signature guarantees, or, if applicable, an Agent’s Message (as defined below), and any other required documents, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase, and such Shares must be delivered according to the book-entry transfer procedures described below under “—Book-Entry Transfer of Unrestricted Shares Held Through the Book-Entry Transfer Facility” and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case before the Expiration Date.

Book-Entry Transfer of Unrestricted Shares Held Through the Book-Entry Transfer Facility. The Depositary has agreed to establish an account or accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedure for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the properly completed and duly executed Letter of Transmittal for Shares (or a manually signed facsimile), with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal for Shares, and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date for a valid tender of Shares by book-entry transfer. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to in this Offer to Purchase as a “Book-Entry Confirmation.”

The method of delivery of Shares, the Letter of Transmittal for Shares and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering shareholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The term “Agent’s Message” means a message, transmitted through electronic means by the Book-Entry Transfer Facility in accordance with the normal procedures of the Book-Entry Transfer Facility and the Depositary to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal for Shares and that the Purchaser may enforce such agreement against the participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees for Unrestricted Shares. With respect to unrestricted Shares, no signature guarantee is required on the Letter of Transmittal for Shares, if:

•	the Letter of Transmittal for Shares is signed by the registered holder(s) (which term, for purposes of this Section 3 includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal for Shares; or

•	Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Signature Program or other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”).

In all other cases regarding unrestricted Shares, all signatures on the Letter of Transmittal for Shares must be guaranteed by an Eligible Institution. If a Share certificate is registered in the name of a person other than the signer of the Letter of Transmittal for Shares, or if payment is to be made, or a Share certificate not tendered or not accepted for payment is to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered Share certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holder(s) appear on the Share certificate, with the signature or signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal for Shares. See Instructions 1 and 5 to the Letter of Transmittal for Shares.

Procedure for Tendering Non-Employee Restricted Shares

Valid Tender of Non-Employee Restricted Shares. To validly tender Non-Employee Restricted Shares in the Offer, a shareholder must (i) complete and sign the Letter of Transmittal for Shares (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal for Shares, (ii) if required by Instruction 1 to the Letter of Transmittal for Shares (as further detailed below), have the shareholder’s signature on the Letter of Transmittal for Shares guaranteed, and (iii) deliver the Letter of Transmittal for Shares (or a manually signed facsimile) and any other required documents (including, the certificates for such Shares if the Shares are held as physical certificates) to the Depositary, at its address on the back cover of this Offer to Purchase, before the Expiration Date.

The method of delivery of the Letter of Transmittal for Shares, and all other required documents is at the election and risk of the tendering shareholder. Sufficient time should be allowed to ensure timely delivery.

Signature Guarantees for Non-Employee Restricted Shares. With respect to Non-Employee Restricted Shares, no signature guarantee is required on the Letter of Transmittal for Shares if the Letter of Transmittal for Shares is signed by the holder(s) registered on the records of either Magnetek or American Stock Transfer & Trust Company, LLC, and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal for Shares. Otherwise, all signatures on the Letter of Transmittal for Shares must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal for Shares.

Procedure for Tendering Employee Restricted Shares

Valid Tender of Employee Restricted Shares. To validly tender Employee Restricted Shares in the Offer, a shareholder must (i) complete and sign the Letter of Transmittal for Employee Restricted Shares (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal for Employee Restricted Shares, (ii) if required by Instruction 1 to the Letter of Transmittal for Employee Restricted Shares (as further detailed below), have the shareholder’s signature on the Letter of Transmittal for Employee Restricted Shares guaranteed, and (iii) deliver the Letter of Transmittal for Employee Restricted Shares (or a manually signed facsimile) and any other required documents (including, the certificates for such Shares if the Shares are held as physical certificates) to the Depositary, at its address on the back cover of this Offer to Purchase, before the Expiration Date.

The method of delivery of the Letter of Transmittal for Employee Restricted Shares, and all other required documents is at the election and risk of the tendering shareholder. Sufficient time should be allowed to ensure timely delivery.

Signature Guarantees for Employee Restricted Shares. With respect to uncertificated Employee Restricted Shares, no signature guarantee is required on the Letter of Transmittal for Employee Restricted Shares.

With respect to certificated Employee Restricted Shares, no signature guarantee is required on the Letter of Transmittal for Employee Restricted Shares, if the Letter of Transmittal for Employee Restricted Shares is signed by the registered holder(s) of such Employee Restricted Shares tendered therewith. Otherwise, all signatures on the Letter of Transmittal for Employee Restricted Shares must be guaranteed by an Eligible Institution. If a certificate for Employee Restricted Shares is registered in the name of a person other than the signer of the Letter of Transmittal for Employee Restricted Shares, then the tendered Employee Restricted Share certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holder(s) or owner(s) appear on such Share certificate, with the signature or signatures on the certificates or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal for Employee Restricted Shares.

Appointment as Proxy. By executing the applicable Letter of Transmittal (or a facsimile thereof or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), the tendering shareholder will irrevocably appoint the designees of the Purchaser as such shareholder’s agents and attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by the Purchaser (and with respect to any and all other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies will be considered coupled with an interest in the tendered Shares. This appointment is effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such shareholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such shareholder (and, if given, will not be deemed effective). When the appointment of the proxy becomes effective, the designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Magnetek’s shareholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, for Shares to be deemed validly tendered, immediately upon the Purchaser’s acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of shareholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Magnetek shareholders.

Options. The Offer is made only for Shares and is not made for any options to acquire Shares. Holders of vested but unexercised options to purchase Shares may participate in the Offer only if they first exercise their options in accordance with and subject to the terms of the applicable option plan and tender some or all of the Shares issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Date to ensure that the holder will have sufficient time to comply with the procedures for tendering Shares described in this Section 3. Holders of options should consult their tax advisors with respect to the tax consequences of exercising or not exercising their options in connection with the Offer or the Merger.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares, including questions as to the proper completion or execution of any Letter of Transmittal (or facsimile thereof) or other required documents and as to the proper form for transfer of any certificate of Shares, will be resolved by the Purchaser. The Purchaser reserves the right to reject any or all tenders determined by it not in proper or complete form or to waive any irregularities or conditions. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, CMCO, the Depositary, the Information Agent, Magnetek or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. No alternative, conditional or contingent tenders will be accepted and no fractional Shares will be purchased.

Backup Withholding. To avoid backup withholding of U.S. federal income tax on payments for Shares (other than Employee Restricted Shares) made in the Offer, each tendering U.S. holder should complete and return the IRS Form W-9 included in the Letter of Transmittal for Shares. Tendering non-U.S. holders should complete and submit the applicable IRS Form W-8, which can be obtained from the Depositary or at www.irs.gov. For an explanation of the terms “U.S. holder” and “non-U.S. holder” and a more detailed discussion of backup withholding, see Section 5—“Material U.S. Federal Income Tax Consequences.”

Tender Constitutes Binding Agreement. The Purchaser’s acceptance for payment of Shares validly tendered according to any of the procedures described above and in the Instructions to the applicable Letter of Transmittal will constitute a binding agreement between the tendering shareholder and the Purchaser upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms and conditions of such extension or amendment).

4. Withdrawal Rights

Except as provided in this Section 4, or as provided by applicable law, tenders of Shares are irrevocable.

Shares tendered in the Offer may be withdrawn according to the procedures set forth below at any time before 12:00 midnight, New York City time on the Expiration Date. In addition, pursuant to Section 14(d)(5) of the Exchange Act, the Shares may be withdrawn at any time after October 4, 2015, which is the 60th day after the date of the Offer, unless prior to that date the Purchaser has accepted for payment the Shares tendered in the Offer.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates evidencing such Shares, and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered according to the procedures for book-entry transfer of Shares held through the Book-Entry Transfer Facility as set forth in Section 3—“Procedure for Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3—“Procedure for Tendering Shares” at any time before the Expiration Date.

All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be resolved by the Purchaser. The Purchaser reserves the right to reject all notices of withdrawal determined not to be in proper or complete form or to waive any irregularities or conditions. No notice of withdrawal will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, CMCO, the Depositary, the Information Agent, Magnetek or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The method for delivery of any documents related to a withdrawal is at the election and risk of the withdrawing shareholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

5. Material U.S. Federal Income Tax Consequences

The following section discusses the material U.S. federal income tax consequences of the disposition in the Offer or the Merger of Shares other than Shares received pursuant to the exercise of any employee stock option or otherwise granted in compensatory arrangements (referred to in this Section 5 as “Non-Compensatory Shares”). This discussion does not address the tax consequences of the Offer or the Merger to holders of Shares received in compensatory arrangements. Holders of Shares received in compensatory arrangements are urged to consult their tax advisors with respect to the U.S. federal tax consequences of the Offer or the Merger, as well as any tax consequences arising under any state, local or foreign tax laws.

This discussion does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a holder of Non-Compensatory Shares. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the Offer or the Merger.

This discussion is limited to holders who hold Non-Compensatory Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address the U.S. federal income tax consequences to holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons holding Non-Compensatory Shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts and regulated investment companies;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	“S corporations,” partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell Non-Compensatory Shares under the constructive sale provisions of the Code;

•	persons who hold or receive our Shares pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.

This discussion also does not address the U.S. federal income tax consequence to holders of Non-Compensatory Shares who exercise appraisal rights in connection with the Merger under the DGCL.

If an entity treated as a partnership for U.S. federal income tax purposes holds Non-Compensatory Shares, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Non-Compensatory Shares and partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences of the Offer or the Merger to them.

HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES OF THE OFFER OR THE MERGER ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Tax Consequences to U.S. Holders

Definition of a U.S. Holder. For purposes of this discussion, a “U.S. holder” is any beneficial owner of Non-Compensatory Shares that for U.S. federal income tax purposes is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (ii) has a valid election in effect to be treated as a “United States person” for U.S. federal income tax purposes.

Disposition of Non-Compensatory Shares in the Offer or the Merger. A U.S. holder will recognize gain or loss on the disposition of its Non-Compensatory Shares in the Offer or the Merger. Gain or loss must be calculated separately for each block of Non-Compensatory Shares (that is, Non-Compensatory Shares acquired at the same cost in a single transaction) exchanged for cash in the Offer or the Merger. The amount of gain or loss realized with respect to each block of Non-Compensatory Shares generally will equal the difference between the amount of cash received for the Non-Compensatory Shares and the U.S. holder’s adjusted tax basis in the Non-Compensatory Shares. A U.S. holder’s adjusted tax basis in a Non-Compensatory Share generally will be equal to the amount the U.S. holder paid for the Non-Compensatory Share. Any gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder has held the Non-Compensatory Share for more than one year on the disposition date. Otherwise, such gain or loss will be short-term capital gain or loss. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, generally will be taxable at a reduced rate. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. A U.S. holder may be subject to information reporting and backup withholding in connection with the disposition of Non-Compensatory Shares in the Offer or the Merger.

Certain U.S. holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. holder will be subject to backup withholding if such holder is not otherwise exempt and such holder:

•	fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;

•	furnishes an incorrect taxpayer identification number; or

•	fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding will also apply if the applicable withholding agent is notified by the IRS that the holder previously failed to properly report payments of interest or dividends. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Tax Consequences to Non-U.S. Holders

Definition of a Non-U.S. Holder. For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of Non-Compensatory Shares that is neither a U.S. holder nor an entity treated as a partnership for U.S. federal income tax purposes.

Disposition of Shares in the Offer or the Merger. A non-U.S. holder will not be subject to U.S. federal income tax on any gain realized on the disposition of Non-Compensatory Shares in the Offer or the Merger unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	Shares constitute U.S. real property interests (“USRPIs”) by reason of Magnetek’s status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower applicable treaty rate) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower applicable treaty rate), which may be offset by U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe Magnetek is not currently a USRPHC. Because the determination of whether Magnetek is a USRPHC depends on the fair market value of Magnetek’s USRPIs relative to the fair market value of Magnetek’s non-U.S. real property interests and other business assets, there can be no assurance Magnetek is not currently a USRPHC. Even if Magnetek is a USRPHC, gain realized on the disposition of Non-Compensatory Shares in the Offer or the Merger by a non-U.S. holder of Non-Compensatory Shares will not be subject to U.S. federal income tax if the Shares are “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually and constructively, 5% or less of the outstanding Shares throughout the shorter of the five-year period ending on the disposition date or the non-U.S. holder’s holding period. Non-U.S. holders owning (actually or constructively) more than 5% of the Shares should consult their own tax advisors regarding the U.S. federal income tax consequences of the Offer or the Merger.

Non-U.S. holders should also consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding. Payments made to non-U.S. holders in the Offer or the Merger may be subject to information reporting and backup withholding. Non-U.S. holders generally can avoid backup withholding and information reporting by providing the Depositary with the applicable and properly executed IRS Form W-8 certifying the holder’s non-U.S. status or by otherwise establishing an exemption. Copies of information returns that are filed with the IRS may also be made available under an applicable tax treaty or information exchange agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

6. Price Range of the Shares; Dividends on the Shares

The Shares are listed and traded on NASDAQ under the symbol “MAG.” The following table sets forth, for each of the periods indicated, the high and low reported sales price for the Shares on NASDAQ, based on published financial sources.

	High	Low
Fiscal Year Ended December 29, 2013
First Quarter	$14.12	$10.25
Second Quarter	$18.21	$12.71
Third Quarter	$18.33	$16.22
Fourth Quarter	$23.71	$17.08
Fiscal Year Ending December 28, 2014
First Quarter	$25.75	$18.68
Second Quarter	$23.71	$19.00
Third Quarter	$35.00	$23.21
Fourth Quarter	$45.71	$25.58
Fiscal Year Ending December 27, 2015
First Quarter	$49.94	$35.10
Second Quarter	$41.11	$31.01
Third Quarter (through August 4, 2015)	$49.82	$32.25

On July 24, 2015, the last full trading day before public announcement of the Merger Agreement, the closing price reported on NASDAQ was $32.25 per share. On August 4, 2015, the last full trading day before the commencement of the Offer, the closing price reported on NASDAQ was $49.70 per share. Shareholders are urged to obtain a current market quotation for the Shares.

As of the fiscal quarter ending June 28, 2015, Magnetek had never declared or paid any cash dividends on its capital stock. Magnetek is party to a revolving loan agreement that provides that Magnetek may not declare or pay any dividend with respect to its capital stock. The Merger Agreement provides that, without CMCO’s prior written consent, from the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement and the effective time of the Merger, Magnetek may not declare, set aside, pay or make any material dividend or other distribution (whether payable in cash, stock or property) with respect to its capital stock. Accordingly, Magnetek is not expected to declare or pay any quarterly cash dividends during the pendency of the Merger Agreement or prior to completion of the Offer and the Merger.

7. Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations

Market for the Shares. If the Offer is successful, there will be no market for the Shares because the Purchaser intends to consummate the Merger as soon as practicable following the acceptance for payment of Shares in the Offer.

NASDAQ Listing. The Shares are currently listed on The NASDAQ Global Market (“NASDAQ”). Immediately following the completion of the Merger (which is expected to occur as soon as practicable following the completion of the Offer), the Shares will no longer meet the requirements for continued listing on NASDAQ because the only shareholder will be CMCO or its subsidiaries. NASDAQ requires, among other things, that any listed shares of common stock have at least 400 total shareholders. Immediately following the completion of the Merger we intend and will cause the surviving corporation to delist the Shares from NASDAQ.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. The purchase of the Shares in the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Magnetek to its shareholders and would make certain provisions of the Exchange Act no longer applicable to Magnetek, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with shareholders’ meetings and the related requirement to furnish an annual report to shareholders. Furthermore, the ability of “affiliates” of Magnetek and persons holding “restricted securities” of Magnetek to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended, could be impaired or eliminated. We expect Magnetek will apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

8. Certain Information Concerning Magnetek

Magnetek. Magnetek is a Delaware corporation. According to its Annual Report on Form 10-K for the year ended December 28, 2014, Magnetek is a global provider of digital power control systems that are used to control motion and power primarily in material handling, elevator, and mining applications. Magnetek’s digital power control systems serve the needs of selected niches of traditional and emerging markets. Over the past ten years, Magnetek has transitioned from a component supplier to a provider of systems solutions. Magnetek products are sold directly or through manufacturers’ representatives to original equipment manufacturers for incorporation into their products, to system integrators and value-added resellers for assembly and incorporation into end-user systems, to distributors for resale, and to end users for repair and replacement purposes.

Magnetek’s legal name as specified in its certificate of incorporation is Magnetek, Inc. Magnetek’s principal executive offices are located at N49 W13650 Campbell Drive, Menomonee Falls, Wisconsin, 53051. The telephone number of Magnetek at that office is (262) 783-3500.

Available Information. Magnetek is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Magnetek’s directors and officers, their remuneration, options and restricted shares granted to them, the principal holders of Magnetek’s securities and material interests of such persons in transactions with Magnetek is required to be disclosed in proxy statements distributed to Magnetek’s shareholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information relating to Magnetek that has been filed via the EDGAR system.

Financial Projections. Before entering into the Merger Agreement, representatives of CMCO and the Purchaser conducted a due diligence review of Magnetek, and in connection with this review, Magnetek furnished to CMCO and the Purchaser non-public projections prepared by Magnetek management concerning Magnetek’s projected financial performance. The following is a summary of the projections furnished to CMCO and the Purchaser by Magnetek, together with a number of important assumptions, limitations and qualifications with respect thereto.

CMCO and the Purchaser did not rely upon the projections furnished by Magnetek for purposes of their analysis of Magnetek. Accordingly, the inclusion of the projections in this Offer to Purchase should not be regarded as an indication that any of CMCO or the Purchaser, or their respective affiliates or representatives, considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. None of CMCO or the Purchaser, or their respective affiliates or representatives, has made or makes any representation regarding the ultimate performance of Magnetek compared to the information contained in these projections, and none of them undertakes any obligation to update or otherwise revise or reconcile these projections to reflect circumstances existing after the date the projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. The projections included in this Offer to Purchase are being provided only because they were furnished by Magnetek to CMCO and the Purchaser in connection with the due diligence review of Magnetek.

Shareholders are cautioned not to place undue reliance on the projections included in this Offer to Purchase.

Magnetek advised us that it does not as a matter of course prepare projections as to future performance, earnings, cash flow or other results beyond the preparation of its annual operating plan for the upcoming fiscal year. However, in connection with the evaluation of a possible transaction involving Magnetek, Magnetek furnished to CMCO and the Purchaser prospective financial information for the years 2015 through 2019, including (among other things) projected revenues, gross profit and Adjusted EBITDA (the “Projections”).

Magnetek has advised us that these projections were prepared solely for internal use and were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with the published guidelines of the SEC regarding projections and the use of measures other than generally accepted accounting principles (“GAAP”) as applied in the United States, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections or forecasts. The Projections included non-GAAP financial measures under SEC rules, including the Company’s adjusted earnings before interest expense, interest income, income taxes, depreciation and amortization (“Adjusted EBITDA”). In addition, because non-GAAP financial measures are not determined consistently by all entities, the non-GAAP measures presented in the Projections may not be comparable to similarly titled measures of other companies.

Magnetek has advised us that neither Magnetek’s independent registered public accounting firm nor any other independent accountants have examined, compiled or otherwise applied procedures to the projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the Projections. Magnetek has also advised us that the Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions, including, but not limited to, those relating to customer demand and industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to our business, all of which are difficult to predict and many of which are beyond our control. The Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected.

The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. The Projections also reflect assumptions as to certain business decisions that are subject to change. Accordingly, Magnetek has advised us that the Projections cannot be considered a guaranty of future operating results, and this information should not be relied on as such. None of the CMCO, the Purchaser, Magnetek, or any of their respective affiliates or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Projections described below.

The Projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the potential acquisition of the Company by CMCO and the Purchaser pursuant to the Offer and the Merger. There can be no assurance that these Projections will be realized or that actual results will not be significantly higher or lower than forecasted. The Projections cover multiple years and such information by its nature becomes less predictive with each successive year. As a result, the inclusion of the Projections in this Offer to Purchase should not be relied on as predictive of actual or future events.

Income Statement Summary

Unaudited (in millions)	2015E	2016E	2017E	2018E	2019E
Revenue	$115	$121	$127	$134	$141
Gross Profit	43	45	48	51	54
Operating Income	14	16	18	20	22
Adjusted EBITDA (1)	18	20	21	23	25
Net Income	13	15	17	19	21

(1)	Earnings before interest, taxes, amortization and depreciation (adjusted to exclude pension expense and stock compensation expense).

Balance Sheet Summary

Unaudited (in millions)	2015E	2016E	2017E	2018E	2019E
Total Assets	$96	$112	$121	$133	$147
Total Liabilities	52	45	37	30	23
Total Liabilities and Equity	96	112	121	133	147

Cash Flow Summary

Unaudited (in millions)	2015E	2016E	2017E	2018E	2019E
Cash Flow from Operations	$16	$16	$16	$19	$21

Total Capital Expenditures	(1)	(1)	(1)	(1)	(1)
Dividends Paid	0	0	(8)	(8)	(8)

Free Cash Flow	15	15	7	11	12

Magnetek advised us that the non-GAAP financial measures included in the Projections above were not calculated in accordance with GAAP. As disclosed in Magnetek’s SEC filings, Magnetek regularly uses supplemental non-GAAP financial measures for internal purposes. Magnetek has advised us that these non-GAAP financial measures, when taken together with the corresponding GAAP measures, provide additional insight into the underlying factors and trends affecting both Magnetek’s performance and its cash-generating potential.

Magnetek provided the following reconciliation of the non-GAAP financial measures included in the table above to the most comparable projected financial measure calculated in accordance with GAAP.

GAAP to Non-GAAP Reconciliation

Unaudited (in millions)	2015E	2016E	2017E	2018E	2019E
Reconciliation of Operating Income (GAAP):	$14	$16	$18	$20	$22
Non-GAAP adjustments:
Pension Expense (1)	2	2	1	1	1
Depreciation and amortization	1	1	1	1	1
Stock Compensation Expense (2)	1	1	1	1	1

Adjusted EBITDA (non-GAAP)	18	20	21	23	25

(1)	Stock-based compensation expense is calculated in accordance with the fair value recognition provisions of Accounting Standards Codification (“ASC”) Topic 718.

9. Certain Information Concerning CMCO and the Purchaser

CMCO and the Purchaser. CMCO is a New York corporation. CMCO is a leading worldwide designer, manufacturer and marketer of hoists, cranes, actuators, chains, forged attachments and other material handling products serving a wide variety of commercial and industrial end-user markets. Our products are used to efficiently and ergonomically move, lift, position and secure objects and loads. CMCO is the U.S. industry leader in hoists, as well as certain chain, forged fittings, and actuator products. We have one of the most comprehensive product offerings in the industry and our products are sold globally. Our brand names, including CM, Yale, Coffing, Chester, Duff-Norton, Pfaff and Shaw-Box, are among the most recognized and well-respected in the material handling marketplace. CMCO’s legal name as specified in its certificate of incorporation is Columbus McKinnon Corporation. CMCO’s principal executive offices are located at 140 John James Audubon Parkway, Amherst, New York 14228. The telephone number of CMCO at such office is (716) 689-5400.

The Purchaser is a Delaware corporation that was formed in 2015 for the purpose of acquiring Magnetek. Other than in connection with the Merger Agreement or the Offer, since its formation, the Purchaser has not conducted business operations. The sole purpose of the Purchaser is to complete the Offer and the Merger. The Purchaser is a direct wholly owned subsidiary of CMCO. Until immediately before the time the Purchaser accepts Shares for payment in the Offer, it is not anticipated that the Purchaser will have any significant assets or liabilities or engage in any activities other than those incidental to the Offer and the Merger. The Purchaser’s legal name as specified in its certificate of incorporation is Megatron Acquisition Corp. The Purchaser’s principal executive offices are located 140 John James Audubon Parkway, Amherst, New York 14228. The telephone number of the Purchaser at such office is (716) 689-5400.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of CMCO and the Purchaser are listed in Schedule I to this Offer to Purchase.

During the last five years, none of CMCO, the Purchaser or, to the best knowledge of CMCO and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described above or in Schedule I hereto, (i) none of CMCO, the Purchaser or, to the best knowledge of CMCO and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of CMCO or the Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of CMCO, the Purchaser or, to the best knowledge of CMCO and the Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of CMCO, the Purchaser or, to the best knowledge of CMCO and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Magnetek (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of CMCO, the Purchaser or, to the best knowledge of CMCO and the Purchaser, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Magnetek or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no material contacts, negotiations or transactions between CMCO or any of its subsidiaries or, to the best knowledge of CMCO and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Magnetek or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, CMCO and the Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by CMCO and the Purchaser with the SEC, may be inspected at the SEC’s public reference library at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington D.C. 20549. The SEC also maintains a website at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information relating to CMCO and the Purchaser that has been filed with the SEC via the EDGAR system.

10. Source and Amount of Funds

Completion of the Offer is not conditioned upon CMCO or the Purchaser obtaining financing. CMCO and the Purchaser estimate that the total funds required to complete the Offer and the Merger will be approximately $189 million plus any related transaction fees and expenses. The Purchaser will receive these funds from CMCO or one or more of its subsidiaries. CMCO intends to fund amounts required in connection with the Offer and the Merger out of a combination of its available cash and cash equivalents on hand, net proceeds from borrowings pursuant to its existing credit facility, and up to $75 million of additional borrowings under new commitments to its existing credit facility pursuant to the terms of a debt commitment letter entered into on July 26, 2015 (the “Debt Commitment Letter”) between CMCO, JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC (the “New Debt Financing”). Under the Merger Agreement, Magnetek has agreed to actively assist CMCO, the Purchaser and the lenders under the New Debt Financing to facilitate and arrange the New Debt Financing, including by making available Magnetek’s management, preparing and providing to lenders all information and projections that the lenders may reasonably request and delivering certain other documentation and information as may be reasonably requested. CMCO has agreed to use reasonable best efforts to arrange and execute the definitive documents related to the New Debt Financing and to satisfy the conditions to the New Debt Financing.

CMCO will contribute or otherwise advance to the Purchaser the proceeds of the New Debt Financing, which, together with cash and cash equivalents on hand at CMCO and borrowings under the existing credit facility, will be sufficient to purchase all of the Shares pursuant to the Offer, to complete the Merger and to pay related transaction fees and expenses.

Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares and there is no financing condition to the completion of the Offer, we do not believe the financial condition of the Purchaser or CMCO is material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

New Debt Financing

CMCO’s existing credit facility, which was entered into on January 23, 2015 with JPMorgan Chase Bank, N.A. as administrative agent and various lenders signatory thereto (the “Existing Credit Facility”), provides an aggregate $125 million secured term loan facility, an aggregate $150 million secured revolving credit facility, and an accordion feature that allowed for CMCO from time to time to increase the aggregate amount of the Existing Credit Facility by up to $75 million. CMCO has received the Debt Commitment Letter from JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC (the “Debt Financing Source”) to provide $75 million of additional secured revolving borrowings (the “Incremental Loans”) under new commitments to the Existing Credit Facility pursuant to the terms of the Debt Commitment Letter, subject to the conditions set forth in the Debt Commitment Letter. CMCO is permitted to draw the entire amount of the Incremental Loans upon the completion of the Offer and the Merger.

The proceeds from the portion of the New Debt Financing funded at the closing of the Offer and the Merger, together with cash on hand of CMCO and borrowings under its Existing Credit Facility, will be applied to finance the Offer, the Merger, to pay related fees and expenses and transactions costs, and to refinance certain third party debt of Magnetek. The borrower of the Incremental Loans will be CMCO, and upon completion of the Merger, Magnetek and certain subsidiaries of Magnetek will become guarantors under the Existing Credit Facility. The Debt Financing Source will invite other banks, financial institutions and institutional lenders to participate in the Debt Financing described in the Debt Commitment Letter and to undertake a portion of the commitments to provide the Debt Financing.

The commitment of the Debt Financing Source with respect to the New Debt Financing expires at 5:00 p.m., New York City time, on January 26, 2016. The documentation governing the New Debt Financing has not been finalized and, accordingly, the actual terms of the New Debt Financing may differ from those described in this document. CMCO has agreed to use reasonable best efforts to assist in the arrangement of the New Debt Financing on the terms and conditions described in the Debt Commitment Letter.

As of the date hereof, no alternative debt financing arrangements have been made in the event the New Debt Financing described herein is not available.

Conditions Precedent to the New Debt Financing. The availability of the Incremental Loans are subject to certain closing conditions, including, among others:

•	the execution and delivery of definitive documentation with respect to the New Debt Financing consistent with the Debt Commitment Letter;

•	the delivery of certain customary closing documents (including, among others, a solvency certificate, customary closing certificates (including good standing certificates of the jurisdiction of organization of the borrower and each guarantor and customary evidence of authority and charter documents), legal opinions, lien searches, perfection certificates, use of commercially reasonable efforts to provide evidence of documentation required under anti-money laundering laws, to the extent requested at least seven days prior to the funding date of the Incremental Loans) and the taking of certain actions necessary to establish and perfect a security interest in certain items of collateral;

•	completion of the Offer and the Merger in accordance with the Merger Agreement (without giving effect to any amendments, modifications or waivers by CMCO that are materially adverse to the interests of the lenders under such facilities, other than with the consent of the Debt Financing Source);

•	since December 28, 2014, the absence of a Company Material Adverse Effect (as defined in the Debt Commitment Letter);

•	delivery of certain historical and pro forma financial information;

•	completion of the 15 business day marketing period required under the Debt Commitment Letter pursuant to the terms of the Debt Commitment Letter, during which the Debt Financing Source may syndicate the Incremental Loans;

•	payment of required fees and expenses; and

•	the absence of a default or event of default under, and the accuracy of the representations and warranties contained in, the Existing Credit Facility.

Incremental Loans Under Existing Credit Facility. The Incremental Loans under the Existing Credit Facility will have a maturity date of January 23, 2020.

Roles. J.P. Morgan Securities LLC will act as lead arranger and bookrunner, along with any institution that becomes a joint lead arranger or joint bookrunner as contemplated by the Debt Commitment Letter, for the Incremental Loans, and JPMorgan Chase Bank, N.A. will continue to act as sole administrative agent for the Existing Credit Facility.

Interest Rate. The Incremental Loans under the Existing Credit Facility are expected to bear interest, at CMCO’s option, at a rate as determined on the basis of either a Eurocurrency rate or a base rate plus an applicable margin based upon CMCO’s Total Leverage Ratio (as defined in the Existing Credit Facility).

Guarantors. All obligations under the Existing Credit Facility are guaranteed by CMCO and each existing or future, direct or indirect, wholly owned domestic subsidiary of CMCO, subject to certain limitations. Upon completion of the Merger, Magnetek and certain subsidiaries of Magnetek, will become guarantors under the Existing Credit Facility.

Security. The Incremental Loans will be secured on the same basis as the Existing Credit Facility, by a perfected first priority lien, subject to permitted liens and other agreed upon exceptions, on substantially all of the tangible and intangible assets of CMCO, Magnetek and each subsidiary guarantor, including a first-priority security interest in pledges of all the capital stock held by CMCO, Magnetek or any subsidiary guarantor (with certain exceptions, including limitations on the pledge of capital stock of foreign subsidiaries). If certain security cannot be provided at closing despite CMCO’s commercially reasonable efforts to do so, the delivery of such security will not be a condition precedent to the availability of the New Debt Financing on the closing date, but instead will be required to be delivered following the closing date pursuant to arrangements to be mutually agreed.

Prepayments and Amortization. CMCO will be permitted to make voluntary prepayments with respect to the Incremental Loans, in whole or in part, at any time, without premium or penalty (subject to reimbursement of the lenders’ redeployment costs (other than lost profits) in the case of a prepayment of Eurocurrency rate loans prior to the last day of the relevant interest period).

The Incremental Loans will not amortize but will be payable in full on the maturity thereof.

Other Terms. The Existing Credit Facility contains customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and consolidations, prepayments of subordinated indebtedness, liens and dividends and other distributions. The Existing Credit Facility also include customary events of defaults including a change of control provision.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Debt Commitment Letter and the Existing Credit Facility, which are incorporated herein by reference and copies of which have been filed with the SEC as exhibits to the Schedule TO. Stockholders and other interested parties are encouraged to read the Debt Commitment Letter and the Existing Credit Facility in their entirety for a more complete description of the provisions summarized in this Section 10.

Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares and there is no financing condition to the completion of the Offer, we do not believe the financial condition of the Purchaser or CMCO is material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

11. Background of the Offer; Past Contacts, Negotiations and Transactions

The following is a description of material contacts between representatives of CMCO and its affiliates and representatives of Magnetek and other persons that resulted in the execution of the Merger Agreement and commencement of the Offer. For a review of Magnetek’s activities relating to these contacts, please refer to Magnetek’s Schedule 14D-9 being mailed to its shareholders with this Offer to Purchase.

Background of the Offer

Members of CMCO’s management over time have reviewed and discussed business, operational and strategic plans to enhance and complement CMCO’s business units, including potential strategic transactions. From time to time over the past several years, CMCO has had discussions with Magnetek regarding potential strategic transactions, including a potential sale of Magnetek to CMCO. In connection with these conversations, in February 2014 Magnetek and CMCO entered into a customary confidentiality agreement to facilitate further discussions and exchange confidential information regarding Magnetek’s business. From February through May 2014, CMCO conducted due diligence and engaged in correspondence and meetings with Magnetek and its senior management. CMCO identified Magnetek’s then-existing pension liabilities as a significant impediment to any transaction at a valuation that would be attractive to Magnetek and its shareholders. As a result, CMCO did not submit an indication of interest or other formal proposal at that time. The parties continued occasional, informal discussions throughout 2014 and into 2015, during which time Magnetek took steps to significantly reduce its pension liabilities.

On March 26, 2015, representatives of Magnetek’s financial advisor, Goldman Sachs & Co. (“Goldman Sachs”) and Magnetek informed CMCO of the commencement of a process concerning a possible sale of Magnetek (the “Process”) and provided CMCO with a confidentiality agreement and an information sheet providing general background information regarding Magnetek.

On March 29, 2015, CMCO’s senior management informed its board of directors (the “Board”) of the Process and the Board authorized management to explore a possible acquisition of Magnetek.

On April 2, 2015, CMCO entered into the Confidentiality Agreement (as defined in Section 13—“The Merger Agreement; Other Agreements”) with Magnetek. The Confidentiality Agreement included a “standstill” provision that generally prohibited CMCO from making any proposal regarding a possible acquisition of Magnetek without Magnetek’s consent.

Following CMCO’s execution of the Confidentiality Agreement, representatives of Goldman Sachs distributed a confidential information memorandum to CMCO, which included financial forecasts for Magnetek. See Section 8— “Certain Information Concerning Magnetek.”

On April 20, 2015, Tim Tevens, the chief executive officer of CMCO, spoke via phone with Mitchell Quain, Magnetek’s chairman, to discuss the Process and CMCO’s interest in pursuing a transaction with Magnetek.

On May 4, 2015, members of the CMCO senior management team attended a management presentation given by Magnetek’s senior management, which included an overview of Magnetek and a discussion of potential synergies with CMCO. Certain management representatives of Magnetek and CMCO, together with representatives of Goldman Sachs and CMCO’s financial advisor, Moelis & Company (“Moelis”), attended a dinner the night before.

On May 14 and May 15, 2015, members of management of Magnetek participated in first round diligence calls with representatives of CMCO. Also on May 15, 2015, Goldman Sachs sent an initial bid instruction letter to CMCO, inviting CMCO to submit a preliminary non-binding indication of interest for the acquisition of Magnetek. The first-round process letter instructed CMCO to submit its proposal by May 28, 2015.

On May 18, 2015, the Board convened to discuss the submission of a preliminary non-binding indication of interest for a potential acquisition of Magnetek. The Board subsequently established a transaction committee of the Board to oversee CMCO’s participation in the Process and provide board-level guidance to management.

On May 22, 2015, CMCO submitted to Magnetek its non-binding preliminary indication of interest to acquire Magnetek at a price per Share of $45.00. CMCO’s preliminary indication of interest was subject to the completion of customary business, regulatory, legal and financial due diligence. CMCO also requested that Magnetek negotiate with CMCO exclusively. On May 31, 2015, a representative of Goldman Sachs spoke via conference call with a representative of Moelis to clarify certain items regarding CMCO’s indication of interest.

On June 3, 2015, the transaction committee of the Board met with management and representatives of Moelis to discuss developments in the Process and CMCO’s strategy moving forward.

On June 5, 2015, a representative of Goldman Sachs informed CMCO that Magnetek would not grant its request for exclusivity but invited CMCO to continue its diligence and eventually submit a final, non-binding indication of interest that included, among other things, its final bid price per Share to acquire 100% of the outstanding equity interests of Magnetek, a description of its proposed financing sources and comments to Magnetek’s draft merger agreement that it would add to the data room. On June 10, 2015, CMCO informed a representative of Goldman Sachs that it would be continuing in the Process. On June 16 and June 17, 2015, in response to requests from CMCO, Magnetek held in-person diligence sessions that senior members of Magnetek management conducted for representatives of CMCO in Milwaukee, Wisconsin.

On June 25, 2015, members of CMCO’s senior management provided the transaction committee of the Board with an update on the status of the Process and discussed the potential risks and benefits associated with an acquisition of Magnetek, as well as CMCO’s strategy with respect to submitting a revised proposal.

On June 29, 2015, a representative of CMCO met with a representative of Magnetek to conduct additional due diligence regarding Magnetek.

On July 2, 2015, CMCO submitted a proposal to acquire Magnetek that included a price of $42.00 per Share, which reflected a reduction from the amount that CMCO had included in CMCO’s initial indication of interest. CMCO informed Magnetek that it reduced its bid price from its initial indication of interest due to concerns regarding certain potential litigation, environmental and other contingent liabilities identified in due diligence. CMCO made its proposal subject to receipt of a formal response from Magnetek by July 10, 2015.

On July 8, 2015, representatives of Goldman Sachs indicated in a telephone call to CMCO that the Board would not accept CMCO’s July 2, 2015 proposal and that Magnetek believed CMCO’s proposal had not been submitted in a manner consistent with the process previously outlined to CMCO. Representatives of Goldman Sachs further advised that CMCO was welcome to proceed in the Process. The representatives also stated that they believed that if CMCO submitted a bid price of at least $50.00 per share, the Magnetek board of directors would discuss whether to consider CMCO’s proposal ahead of the formal bid deadline for the Process.

On July 9, 2015, a draft merger agreement was made available in the data room.

On July 10, 2015, Goldman Sachs distributed a second round process letter to CMCO, inviting it to submit a definitive, binding proposal for a potential transaction with Magnetek. The second-round process letter instructed CMCO to provide a marked copy of the draft merger agreement that was in the data room by July 23, 2015. The second-round process letter advised that final proposals (together with a further revised merger agreement reflecting any discussions between counsel) were due to Magnetek by July 30, 2015.

On July 15 and 16, 2015, the transaction committee of the Board, CMCO’s management and representatives of Moelis held telephonic meetings to discuss strategy regarding the Process. Also on July 15, 2015, CMCO advised a representative of Goldman Sachs of its intention to submit an indication of interest in advance of the proposed deadline.

On July 17, 2015, CMCO advised a representative of Goldman Sachs that it intended to submit an updated bid letter that would include a revised per share bid price of $50.00, which reflected an increase from the $42.00 amount in CMCO’s July 2, 2015 offer, and its mark-up of the draft merger agreement. On July 18, 2015, CMCO submitted an updated bid letter, which, among other things, included (i) the revised per share bid price of $50.00, (ii) details on financing for CMCO’s bid, (iii) confirmation of CMCO’s authority to proceed, (iv) a request for a 14-day exclusivity period, (v) an expiration date of July 22, 2015, and (vi) information regarding its financial advisor and its legal counsel, Latham & Watkins LLP (“Latham”). CMCO also provided its mark-up of the draft merger agreement.

On July 22, 2015, a representative of Goldman Sachs called a representative of CMCO and indicated that Magnetek was not prepared to move forward with CMCO’s bid price of $50.00 per share and certain other nonprice terms. The representative of Goldman Sachs suggested that CMCO’s bid price needed to be at least $51.00 per share, and it must substantially accept Magnetek’s next mark-up of the draft merger agreement, which would be delivered by Magnetek’s legal counsel, Foley & Lardner LLP (“Foley”). Later the same day, Foley delivered to Latham a mark-up of the draft merger agreement.

The morning of July 23, 2015, a representative of Moelis contacted a representative of Goldman Sachs indicating that CMCO was not willing to pay $51.00 per Share to acquire Magnetek and that the mark-up of the draft merger agreement delivered by Foley was unacceptable. The representative confirmed that CMCO’s offer, including its bid price of $50.00 per Share, had expired on July 22, 2015. The representative of Goldman Sachs was further advised that if an agreement was not entered into prior to the Board’s previously scheduled July 26th meeting, the Board was likely either to abandon the effort to acquire Magnetek entirely or, if CMCO did submit a bid at the July 30th bid deadline, there could be no guarantee of the price that CMCO would propose at that time. Nonetheless, at Magnetek’s request, on the evening of July 23, 2015, representatives of Foley and Latham discussed CMCO’s objections to the draft merger agreement that Foley had provided.

On July 25, 2015, representatives of Goldman Sachs communicated to CMCO and representatives of Moelis Magnetek’s desire to pursue executing a definitive agreement with CMCO at a bid price of $50.00 per Share. CMCO agreed to proceed toward that result. There followed discussions between representatives of Foley and Latham regarding the draft merger agreement, focused on the provisions in the Merger Agreement that allowed Magnetek’s board of directors to exercise its fiduciary duties to consider and, if applicable, terminate the Merger Agreement to accept an unsolicited acquisition proposal received after signing the Merger Agreement. At Magnetek’s request, CMCO agreed that Magnetek’s board of directors would be permitted to waive any standstill provisions in place with any bidder that was an active participant in the Process.

Throughout the day on July 26, 2015, representatives of Foley and Latham continued to negotiate the terms of the Merger Agreement. Later that evening, the Board held a meeting during which CMCO’s management and representatives of Latham and Moelis presented the key legal and financial terms of the Merger Agreement. The Board unanimously approved the Merger Agreement, including the Offer and the Merger, as well as the Tender Agreements.

During the night of July 26, 2015, CMCO, Purchaser and Magnetek executed the Merger Agreement. In addition, CMCO executed the separate Tender Agreements with each of Fundamental Global Investors, LLC and certain of its affiliated funds and with each executive officer and director of Magnetek who holds Shares. Prior to market open on July 27, 2015, the parties issued a press release announcing the Offer and the Merger.

On August 5, 2015, we commenced the Offer in accordance with the Merger Agreement.

12. Purpose of the Offer; Plans for Magnetek; Other Matters

Purpose of the Offer. The purpose of the Offer is to enable CMCO and the Purchaser to acquire control of, and would be the first step in CMCO’s acquisition of the entire equity interest in, Magnetek. The purpose of the Merger is to acquire all issued and outstanding Shares not purchased in the Offer. The Merger will be effected pursuant to Section 251(h) of the DGCL. Accordingly, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Merger will become effective as soon as practicable following the completion of the Offer without a vote of Magnetek’s shareholders in accordance with Section 251(h) of the DGCL.

If the Merger is completed, CMCO will own 100% of the equity interests in Magnetek and will be entitled to all of the benefits resulting from that interest. These benefits include complete control of Magnetek and entitlement to any increase in its value. Similarly, CMCO will also bear the risk of any losses incurred in the operation of Magnetek and any decrease in the value of Magnetek. At the effective time of the Merger, the directors of the Purchaser, as set forth in Schedule I hereto, shall become the directors of Magnetek, and will hold office until their respective successors have been elected, designated or qualified in accordance with the certificate of incorporation and bylaws of the surviving corporation.

Magnetek shareholders who sell their Shares in the Offer will cease to have any equity interest in Magnetek and to participate in any future growth in Magnetek. If the Merger is completed, the current shareholders of Magnetek will no longer have an equity interest in Magnetek and instead will have only the right to receive an amount in cash equal to the Offer Price, or to the extent shareholders are entitled to and properly exercise appraisal rights under the DGCL, the amounts to which such shareholders are entitled under the DGCL. See Section 13—“The Merger Agreement; Other Agreements.” Similarly, the current shareholders of Magnetek will not bear the risk of any decrease in the value of Magnetek after selling their Shares in the Offer or the Merger.

Plans for Magnetek. Except as disclosed in this paragraph of this Offer to Purchase, we do not have any present plan or proposal that would result in the acquisition by any person of additional securities of Magnetek, the disposition of securities of Magnetek, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Magnetek or its subsidiaries, or the sale or transfer of a material amount of assets of Magnetek or its subsidiaries. After completion of the Offer and the Merger, Magnetek will be a wholly owned subsidiary of CMCO. We expect to operate Magnetek and its facilities generally in accordance with its existing business plans and in the same manner as our other facilities, using the best capabilities of Magnetek and CMCO to optimize operations, including making investments where appropriate. CMCO expects to continue to evaluate the business and operations of Magnetek during the pendency of the Offer and after the completion of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing, including running the business and operations of Magnetek as a wholly owned subsidiary, as of and following the Effective Time. We cannot speculate on future activities, and we reserve the right to change our plans and intentions at any time, as we deem appropriate.

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions. Rule 13e-3 will not be applicable to the Merger because the Merger will be effected as soon as practicable following completion of the Offer without a vote of the shareholders of Magnetek in accordance with Section 251(h) of the DGCL and, in the Merger, shareholders will receive the same price per Share as paid in the Offer. Rule 13e-3 would otherwise require, among other things, that certain financial information concerning Magnetek and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders be filed with the SEC and disclosed to shareholders before completion of a transaction.

Appraisal Rights. Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger is completed, holders of the Shares immediately before the effective time of the Merger who have properly made a demand for appraisal and who comply with the applicable procedures in Section 262 of the DGCL will be entitled to a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any, in lieu of receiving the Offer Price for their Shares. The value so determined could be more or less than the Offer Price.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should carefully review the discussion of procedures required to be followed to demand and perfect appraisal rights under Section 262 of the DGCL in the Schedule 14D-9 as well as the provisions of Section 262 of the DGCL, attached as Annex II to the Schedule 14D-9, because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

The foregoing summary of the appraisal rights of shareholders in the Merger under the DGCL does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise appraisal rights available under the DGCL in connection with the Merger and is qualified in its entirety by reference to “Notice of Appraisal Rights” contained in the Schedule 14D-9 and to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If the Merger occurs and a shareholder withdraws or loses his right to appraisal, such holder will only be entitled to receive the Offer Price.

13. The Merger Agreement; Other Agreements

Merger Agreement

The following summary of certain provisions of the Merger Agreement is qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as an exhibit to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8—“Certain Information Concerning Magnetek.” Shareholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Merger Agreement.

The Offer. The Merger Agreement provides that the Purchaser will commence the Offer as promptly as practicable (and in no event later than seven business days) after the first public announcement of the execution and delivery of the Merger Agreement, and that, subject to the satisfaction of the Minimum Condition and the satisfaction, or waiver (to the extent permitted by applicable law) by the Purchaser, of the other conditions that are described in Section 14—“Conditions to the Offer,” the Purchaser will promptly, on or after the expiration of the offer, accept for payment (such time, the “Acceptance Time”) and promptly (and in any event within two business days after the Acceptance Time) pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer.

CMCO and the Purchaser expressly reserved the right to modify the terms of the Offer, except that without Magnetek’s prior written consent the Purchaser is not permitted to: (i) decrease the Offer Price payable in the Offer or change the form of consideration payable in the Offer, (ii) reduce the number of Shares sought to be purchased in the Offer, (iii) change or modify the conditions to the Offer described in Section 14—“Conditions of the Offer” in a manner adverse to Magnetek or holders of shares of Shares, (iv) impose additional conditions to the Offer, (v) amend or waive the Minimum Condition, (vi) amend any term of the Offer in any manner materially adverse to Magnetek or holders of Shares, or (vii) extend the Expiration Date of the Offer, except as required or permitted by the Merger Agreement.

The Merger Agreement provides that the Purchaser will extend the expiration of the Offer:

•	for any period required by the Exchange Act, the interpretations and positions of the SEC and its staff with respect thereto, or the rules and regulations of NASDAQ applicable to the Offer, or as may be required by any governmental entity; and

•	for one or more periods of up to 10 business days each until, and including, November 23, 2015, if at the Expiration Date any of the conditions of the Offer have not been satisfied; which date may be extended to January 22, 2016 if all of the conditions to the Offer have been satisfied or waived other than the HSR Condition (as defined below in Section 14—“Conditions of the Offer”) and those conditions that by their nature are to be satisfied at the Expiration Date.

In connection with the Offer, Magnetek agreed to cooperate with CMCO and the Purchaser to disseminate the Offer to the holders of Shares subject to Magnetek’s equity plans and to permit such holders of Shares to tender their Shares into the Offer.

The Purchaser has agreed that it will not terminate or withdraw the Offer prior to any scheduled Expiration Date without the written consent of Magnetek, except if the Merger Agreement has been terminated pursuant to its terms. If the Merger Agreement is terminated pursuant to its terms, then the Purchaser is required to promptly (and in any event within forty-eight hours), irrevocably and unconditionally terminate the Offer. The Purchaser may not provide a “subsequent offering period” within the meaning of the Exchange Act.

The Merger. The Merger Agreement provides that, following completion of the Offer (if applicable) and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the effective time of the Merger:

•	the Merger shall be effected pursuant to Section 251(h) of the DGCL;

•	the Purchaser will be merged with and into Magnetek;

•	Magnetek will continue as the surviving corporation of the Merger (which we refer to as the “surviving corporation”);

•	if the Merger may not be effected pursuant to Section 251(h) of the DGCL for any reason, then the parties shall cause the Merger to be effected pursuant to a separate provision of the DGCL as promptly as practicable following the completion of the Offer in a manner that is not adverse to the Magnetek shareholders; and

•	all property, rights, privileges, immunities, powers and franchises of Magnetek and the Purchaser will vest in the surviving corporation and continue unaffected by the Merger and all of their debts, liabilities and duties will become debts, liabilities and duties of the surviving corporation.

Effective Time. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such other time as the Purchaser and Magnetek shall agree and specify in the Certificate of Merger (the “effective time”). At the effective time of the Merger, the certificate of incorporation of the surviving corporation will be amended to be in a form to be agreed upon by CMCO and Magnetek and the by-laws of the Purchaser in effect immediately prior to the effective time will be the by-laws of the surviving corporation. The officers of Magnetek immediately prior to the effective time will be the officers of the surviving corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Effect on Capital Stock. At the effective time of the Merger, by virtue of the Merger and without any further action:

•	each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares to be cancelled as specified in the third bullet point below and Shares that properly seek appraisal under applicable law) will be converted into the right to receive the Offer Price (the “Merger Consideration”), subject to any withholding of taxes required by applicable law;

•	all Shares will cease to be outstanding and will be automatically canceled and retired and will cease to exist;

•	any Shares held in the treasury or owned by CMCO or any direct or indirect wholly owned subsidiary of CMCO or Magnetek immediately prior to the effective time will be automatically canceled and will cease to exist; and

•	each share of common stock of Purchaser immediately prior to the effective time of the Merger will be converted into and become one newly issued, fully paid and non-assessable share of common stock of the surviving corporation.

Company Restricted Stock and Stock Options.

•	Immediately prior to the Acceptance Time, each Restricted Share that has not yet vested, will become fully vested and thereby become Shares that are converted into the right to receive, at the effective time, the Merger Consideration. The number of Shares to be converted into the right to receive the Merger Consideration in respect of performance-based Restricted Shares shall be determined as if the applicable performance objectives had been achieved at the target performance level.

•	As of the Acceptance Time, all outstanding options to acquire Shares, whether or not then exercisable or vested, will be canceled and, in exchange for such option, the former holder of such canceled option will be entitled to receive a cash payment (subject to applicable withholding or other taxes required by applicable law) in an amount equal to the total number of Shares subject to the option immediately prior to such cancellation multiplied by the amount by which the Offer Price exceeds the exercise price per share of the option. After the effective time of the Merger, each Magnetek stock option will no longer be exercisable and will only entitle the holder to the payment of the consideration described above.

•	As of the Acceptance Time, all Magnetek equity plans will be terminated and no further Shares, options, Restricted Shares, or other rights with respect to Shares will be granted thereunder.

Magnetek Representations and Warranties. The Merger Agreement contains representations and warranties made by Magnetek to CMCO and the Purchaser and representations and warranties made by CMCO and the Purchaser to Magnetek. The assertions embodied in the representations and warranties contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were solely for the benefit of the parties to the Merger Agreement and may be subject to limitations agreed upon by the contracting parties not set forth in the Merger Agreement. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable to investors under federal securities laws. For the foregoing reasons, you should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information.

In the Merger Agreement, Magnetek has made customary representations and warranties to CMCO and the Purchaser with respect to, among other things:

•	corporate matters related to Magnetek and its subsidiaries, such as organization, qualification, power and authority;

•	the validity of the Merger Agreement, including approval by Magnetek’s board of directors;

•	required consents and approvals, and no violations of laws or orders, governance documents or agreements, in connection with the Offer and the Merger;

•	required filings in connection with the Offer and the Merger;

•	its capitalization;

•	ownership of subsidiaries;

•	financial statements and public SEC filings;

•	internal controls and compliance with the Sarbanes-Oxley Act of 2002;

•	the information included in this Offer to Purchase and the Schedule 14D-9;

•	absence of certain changes between December 28, 2014 and the date of the Merger Agreement, including the absence of a Company Material Adverse Effect;

•	litigation;

•	compliance with laws and orders;

•	possession of and compliance with permits and licenses;

•	title to real and personal properties and the absence of certain liens or encumbrances;

•	tax matters;

•	intellectual property;

•	environmental matters;

•	employee benefit plans, ERISA matters and certain related matters;

•	labor relations;

•	compliance with contracts;

•	insurance;

•	the opinion of its financial advisor;

•	applicability of anti-takeover statutes and rights agreements;

•	brokers’ fees and expenses; and

•	compliance with anti-corruption laws and export controls.

Company Material Adverse Effect. Some of the representations and warranties in the Merger Agreement made by Magnetek are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means a material adverse effect on the business, results of operations, financial condition or assets of Magnetek and its subsidiaries taken as a whole. The definition of “Company Material Adverse Effect” excludes any effect to the extent related to or arising as a result of:

•	changes in conditions generally affecting the industries in which Magnetek participates, the U.S. economy as a whole or the capital markets in general or the markets in which Magnetek operates;

•	any change in, or proposed or potential change in, applicable laws or their interpretation;

•	any change in GAAP or other accounting requirements or principles or the interpretation thereof;

•	the announcement or pendency of the transactions contemplated by the Merger Agreement, including any adverse change in customer, distributor, employee, supplier, financing source or joint venture partner or similar relationships, including as a result of the identity of CMCO;

•	adverse seasonal weather or any earthquakes, hurricanes, tornados, floods or other natural disasters in the United States;

•	compliance with the terms of, or the taking of any action contemplated by, the Merger Agreement;

•	the failure of Magnetek or any subsidiary of Magnetek to meet or achieve the results set forth in any projection or forecast, the downgrade in rating of any debt securities of Magnetek by Standard & Poor’s Rating Group, Moody’s Investor Services, Inc. or Fitch Ratings, or changes in the price or trading volume of Magnetek’s stock (provided that this bullet shall not prevent a determination that any change or effect that has resulted in such failure to meet projections or forecasts or in such downgrade has, in and of itself, resulted in a Company Material Adverse Effect (to the extent such change or effect is not otherwise excluded from the definition of Company Material Adverse Effect));

•	the commencement, continuation or escalation of a war, material armed hostilities or other material international or national calamity or act of terrorism; or

•	any change in foreign exchange rates.

The exceptions from the definition of “Company Material Adverse Effect” set forth in bullets 1, 2, 3, 5, 8 and 9 above shall not apply to the extent such change materially and disproportionately impacts Magnetek and its subsidiaries taken as whole, as compared to other persons or businesses engaging principally in the industry in which Magnetek or its subsidiaries operate.

In the Merger Agreement, CMCO and the Purchaser have made customary representations and warranties to Magnetek with respect to, among other things:

•	corporate matters related to CMCO and its subsidiaries, such as organization, qualification, power and authority;

•	the validity of the Merger Agreement, including adoption by CMCO’s and the Purchaser’s boards of directors;

•	required consents and approvals, and no violations of laws or orders, governance documents or agreements, in connection with the Offer and the Merger;

•	required filings in connection with the Offer and the Merger;

•	the information included in this Offer to Purchase and the Schedule 14D-9;

•	litigation;

•	ownership of the Purchaser by CMCO;

•	availability of funds;

•	no brokers or finders;

•	that CMCO is not an “interested stockholder” under Section 203 of the DGCL;

•	financing and the full force and effect of the Debt Commitment Letter; and

•	solvency of CMCO and the Purchaser.

Covenants Relating to Conduct of Business. From the date of the Merger Agreement until the effective time of the Merger or termination of the Merger Agreement, Magnetek agreed to, and to cause its subsidiaries to, (i) conduct its business in the ordinary course consistent with past practice, in each case, in all respects material to Magnetek and its subsidiaries taken as a whole, (ii) operate its current business in the usual, regular and ordinary course in substantially the same manner as conducted prior to the date of the Merger Agreement and use commercially reasonable efforts to preserve its relationships with customers, suppliers and others having business dealings with it, in each case, to the end that its goodwill and ongoing business shall not be impaired in any material respect at the effective time of the Merger, and (iii) use commercially reasonable efforts to preserve its workforce intact as such workforce existed as of the date of the Merger Agreement.

Except as contemplated by the Merger Agreement, as set forth in Magnetek’s disclosure schedules or otherwise consented to in writing by CMCO, from the date of the Merger Agreement until the effective time of the Merger or termination of the Merger Agreement, Magnetek will not, and will not permit its subsidiaries to, among other things and subject to certain exceptions set forth in the Merger Agreement:

•	change or amend its certificate of incorporation, bylaws or similar organizational documents;

•	declare, set aside, make or pay any material dividend or other distribution with respect to the Shares;

•	purchase, redeem, adjust, split, combine or reclassify any Shares, except pursuant to the exercise of Magnetek stock options, or pursuant to the surrender of Shares to Magnetek in connection therewith or the withholding of Shares by Magnetek to satisfy withholding obligations;

•	except as required by law or to comply with any existing agreements, trusts, plans funds or other arrangements:

•	amend any provision of any employee benefit plan;

•	adopt or enter into any arrangement that would be an employee benefit plan; and

•	increase the compensation or benefits of any officer or employee, except for (i) increases in compensation or benefits of employees (other than officers) in the ordinary course of business consistent with past practice associated with a promotion or material increase in responsibility or (ii) increases in annual base salary for employees (other than officers) in the ordinary course of business consistent with past practice.

•	except for the issuance of Shares upon the exercise of outstanding stock options, grant, issue or sell any shares of capital stock or any other voting securities of Magnetek or its subsidiaries, or any securities convertible into or exchangeable for, or options, warrants or other rights to purchase from Magnetek, or enter into any contract with respect to the issuance of, any shares of capital stock or any other voting securities of Magnetek or its subsidiaries;

•	incur indebtedness for borrowed money, except in the ordinary course of business consistent with past practice for working capital purposes under facilities existing on the date of the Merger Agreement or make loans or advances to any other person, except in the ordinary course of business consistent with past practice;

•	acquire (by merger, consolidation, or acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (i) acquisitions of supplies, materials and other assets in the ordinary course of business consistent with past practice, (ii) acquisitions not in excess of Magnetek’s capital budget for 2015, as may be amended in the ordinary course of business and (iii) other acquisitions that do not exceed $1,000,000 in the aggregate;

•	sell, lease or otherwise transfer, or create or incur any lien on, any of Magnetek’s or its subsidiaries’ assets, properties, interests or businesses other than (i) sales of inventory or other assets in the ordinary course of business consistent with past practice, (ii) pursuant to contracts in effect as of the Merger Agreement, (iii) dispositions of obsolete or worthless assets or properties or (iv) sales of assets, properties, interests or business with sale prices that do not exceed $1,000,000 in the aggregate;

•	make any tax election that results in an adverse change in a tax liability or tax refund that is material to Magnetek and its subsidiaries taken as a whole; waive any restriction on any assessment period relating to an amount of taxes that is material to Magnetek and its subsidiaries taken as a whole; or settle or compromise any material amount of income tax or other material tax liability or refund;

•	make any material change in accounting policies, practices or methods, other than as required by GAAP or the rules or policies of the Public Company Accounting Oversight Board or applicable laws;

•	subject to applicable laws, enter into, materially amend or terminate any material contract except in the ordinary course of business consistent with past practice;

•	pay, discharge or satisfy any material claims, liabilities or obligations except in the ordinary course of business consistent with past practice and in accordance with the terms thereof;

•	authorize or enter into any contract to do any of the things described in the preceding bullet points. or

•	convene any regular or special meeting (or any adjournment or postponement thereof) of the Magnetek shareholders other than, to the extent required by a court order, an annual meeting of shareholders for purposes of election of directors, ratification of Magnetek’s auditors and other routine matters, provided that Magnetek shall oppose any stockholder proposal presented at any such meeting.

Access to Information; Confidentiality. Until the effective time of the Merger, Magnetek agreed that it will cause its officers and the officers of its subsidiaries to provide to CMCO, with such financial and operating data and other information with respect to the business and properties of Magnetek and its subsidiaries as CMCO may reasonably request, subject to certain exceptions. Information obtained by CMCO or its subsidiaries pursuant to this provision of the Merger Agreement is subject to the Confidentiality Agreement described below under “—Confidentiality Agreement.”

Reasonable Best Efforts. Each of Magnetek and CMCO agreed to cooperate with and assist the other party, and use its reasonable best efforts, to promptly:

•	take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to ensure that the conditions to the Offer and the Merger are satisfied and to consummate the transactions contemplated by the Merger Agreement as soon as practicable; and

•	obtain and maintain all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any other person, including any governmental entity, that are necessary, proper or advisable to consummate the Offer and the Merger in the most expeditious manner practicable but in any event before the Outside Date.

Each of Magnetek, CMCO and the Purchaser agreed to (i) make an appropriate filing under the HSR Act and all other applicable regulatory laws with respect to the Offer and the Merger as promptly as practicable, but in no event later than ten business days, after the date of the Merger Agreement, and (ii) use its reasonable best efforts:

•	to respond at the earliest practicable date to any requests for additional information made by any governmental entity;

•	to take all actions necessary to cause the waiting periods under the HSR Act and any other applicable regulatory laws to terminate or expire at the earliest possible date;

•	to take all actions necessary to obtain any necessary approval under applicable regulatory laws;

•	to resist in good faith any assertion that the transactions contemplated by the Merger Agreement constitute a violation of regulatory laws; and

•	to eliminate every impediment under any regulatory law asserted by any governmental entity to enable the closing of the Offer and the Merger as soon as reasonably possible.

Reasonable best efforts of CMCO include, to the extent such actions would not, individually or in the aggregate, have a material adverse effect on the business of CMCO and its affiliates (including, after the effective time, the surviving corporation) taken as a whole, the obligation of CMCO to agree to hold separate, divest or enter into a consent agreement or assume any obligation with regard to (1) any of the businesses, product lines or assets of CMCO or CMCO’s affiliates, (2) after the effective time, any businesses, product lines or assets of the surviving corporation or any of its subsidiaries acquired pursuant to the Merger Agreement and/or (3) after the effective time, the surviving corporation or any of its subsidiaries, as may be required by any applicable governmental entity, to avoid (i) the filing of any suit or proceeding by any governmental entity or (ii) to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding that would have the effect of restraining, preventing or delaying the closing of the Offer and the Merger.

Each of Magnetek and CMCO will, to the extent permitted by laws: (i) cooperate with each other in connection with any filing, submission, investigation or inquiry, (ii) promptly inform the other party of any communication from any governmental entity and of any material communication received or given in connection with any proceeding by a private party regarding the Offer or the Merger, and (iii) have the right to review in advance and consult (to the extent practicable) the other on any filing made with, or written materials to be submitted to, any governmental entity or, in connection with a proceeding by a private party, any other person.

Acquisition Proposals; Change in Recommendation. Magnetek agreed that it will, and will cause its directors, officers, employees, representatives and subsidiaries to, immediately cease any discussion or negotiation with any third party that was ongoing as of the date of the Merger Agreement with respect to an Acquisition Proposal (as defined below).

Subject to certain qualifications and exceptions outlined below, from the date of Merger Agreement, Magnetek agreed that it will not, and will cause its directors, officers, employees, representatives and subsidiaries not to:

•	encourage, solicit or initiate the making of any Acquisition Proposal;

•	continue or otherwise participate in any discussions or negotiations with, or furnish any information to any person in connection with any Acquisition Proposal;

•	waive or provide any consent under any “standstill” or similar restrictions contained in any confidentiality or other agreements to which Magnetek or any subsidiary is a party that restricts the making of any Acquisition Proposal; or

•	enter into any letter of intent, memorandum of understanding, agreement in principle, or merger, acquisition or similar agreement (other than certain permitted confidentiality agreements) relating to any Acquisition Proposal (a “Company Acquisition Agreement”);

With respect to the third bullet above, the Magnetek board of directors is permitted to (i) waive “standstill” restrictions for each person that was an active participant in Magnetek’s strategic review process as of the date of the Merger Agreement, and (ii) waive any “standstill” restriction if the Magnetek board of directors determines in good faith that failing to grant such waiver would be inconsistent with its fiduciary duties.

Notwithstanding the restrictions described above, at any time prior to the Acceptance Time, Magnetek and its representatives may participate in discussions or negotiations with, or furnish non-public information to, any person in response to an unsolicited, bona fide written Acquisition Proposal that is submitted after the date of the Merger Agreement and prior to the Acceptance Time if:

•	Magnetek’s board of directors determines in good faith, after consultation with a nationally recognized financial advisor and Magnetek’s outside legal counsel, that the Acquisition Proposal constitutes, or is reasonably likely to lead to, a Superior Proposal (as defined below) that was not solicited by Magnetek and did not otherwise result from a breach of the Merger Agreement;

•	prior to participating in discussions or negotiations with, or disclosing any nonpublic information to, such person, Magnetek receives from such person an executed confidentiality agreement containing confidentially terms not materially less restrictive than the terms applicable to CMCO under the Confidentiality Agreement described below in “—Confidentiality Agreement” and promptly gives CMCO written notice of the identity of such person and a copy of such Acquisition Proposal; and

•	promptly after furnishing or disclosing any nonpublic information to such person, Magnetek furnishes or discloses such information to CMCO (to the extent such information has not been previously delivered or made available by Magnetek to CMCO).

In the event of any amendment, modification or material development with respect to any Acquisition Proposal, Magnetek agreed to promptly (and in any event within 24 hours) notify CMCO orally and in writing of such amendment, modification or material development.

Subject to the qualifications and exceptions outlined below, neither Magnetek’s board of directors nor any committee thereof may:

•	withhold, withdraw, modify or qualify, or publicly propose to withhold, withdraw, modify or qualify, the Magnetek Board Recommendation (as defined below) in any manner adverse to CMCO;

•	fail to include Magnetek Board Recommendation in the Schedule 14D-9;

•	if a tender or exchange offer for shares of capital stock of Magnetek that constitutes an Acquisition Proposal is commenced, fail to recommend against acceptance of such tender or exchange offer by the stockholders of Magnetek within ten business days of commencement thereof; or

•	approve, authorize or recommend, or publicly propose to approve or recommend, any Acquisition Proposal or Company Acquisition Agreement (each a “Change in Recommendation”).

Notwithstanding the above, at any time prior to the Acceptance Time, the Magnetek board of directors may:

•	make a Change in Recommendation with respect to an Intervening Event (as defined below) if:

•	Magnetek provides CMCO with written notice (which notice must be delivered at least 3 business days prior to the board meeting at which such Intervening Event is discussed) indicating its belief that an Intervening Event has occurred and is reasonably likely to lead to the determination in the bullet below; and

•	Magnetek’s board of directors determines in good faith, after consultation with its outside legal counsel, that failing to make a Change in Recommendation in response to the Intervening Event (after taking into account any amendments to the Merger Agreement proposed by CMCO) would be inconsistent with its fiduciary duties to Magnetek’s stockholders under applicable laws; or

•	make a Change in Recommendation with respect to an Acquisition Proposal if:

•	Magnetek provides CMCO with written notice (which notice must be delivered at least 3 business days prior to the board meeting at which such Acquisition Proposal is considered) indicating that Magnetek believes that the applicable Acquisition Proposal constitutes a Superior Proposal and therefore plans to conduct a meeting of Magnetek’s board of directors for the purpose of considering whether the Acquisition Proposal constitutes a Superior Proposal;

•	Magnetek’s board of directors makes the determination that the Acquisition Proposal constitutes a Superior Proposal (after taking into account any amendments to the Merger Agreement proposed by CMCO); and

•	Magnetek’s board of directors determines in good faith, after consultation with its outside legal counsel, that failing to approve or recommend a definitive Company Acquisition Agreement with respect to the Acquisition Proposal would be inconsistent with its fiduciary duties to Magnetek’s stockholders under applicable laws.

During any three business day period referenced in bullets above with respect to a Change in Recommendation, CMCO will be entitled to deliver to Magnetek one or more written proposals for amendments to the Merger Agreement and, if requested by CMCO, Magnetek will negotiate with CMCO in good faith with respect thereto until the expiration of such three business day period. Any material change to the facts and circumstances relating to an Intervening Event, or any material amendment of an Acquisition Proposal, including any revision to price, will require Magnetek to deliver to CMCO a new written notice and again comply with the provisions above.

The Merger Agreement does not prohibit Magnetek or Magnetek’s board of directors, directly or indirectly through Magnetek’s representatives, from:

•	taking and disclosing to shareholders a position with respect to a tender or exchange offer by a third party pursuant to Rule 14d-9 or Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal or making any disclosure to Magnetek’s shareholders required by applicable laws; provided, however, that any disclosure permitted under this bullet point will be deemed a Change in Recommendation unless it includes either an express rejection of any applicable Acquisition Proposal or an express reaffirmation of the Magnetek board of directors’ recommendation in favor of the transactions contemplated by the Merger Agreement.

•	making any “stop, look and listen” communication to Magnetek’s shareholders pursuant to Rule 14d-9(f) under the Exchange Act.

For purposes of the Merger Agreement:

•	“Acquisition Proposal” means, any offer or proposal from any third party to:

•	purchase or otherwise acquire, including pursuant to a tender or exchange offer, Shares representing more than 15% of the combined voting power of Shares outstanding;

•	purchase or otherwise acquire more than 15% of the consolidated tangible assets of Magnetek and its subsidiaries; or

•	effect any merger, consolidation, business combination or other similar transaction involving Magnetek pursuant to which a person or group, other than CMCO or its direct or indirect subsidiaries and other than the holders of Shares immediately prior to the consummation of such transaction, would hold more than 15% of the combined voting power of Shares outstanding.

•	“Superior Proposal” means a bona fide written Acquisition Proposal (except the references in the definition of “Acquisition Proposal” to “15%” are replaced by “50%”) that Magnetek did not solicit following the date of the Merger Agreement that Magnetek’s board of directors determines in good faith would be reasonably likely to be consummated and would, if consummated, result in a transaction more favorable to Magnetek’s shareholders from a financial point of view than the Offer and the Merger, after consultation with a nationally recognized financial advisor, after taking into account all of the terms and conditions of such Acquisition Proposal and any amendments to the Merger Agreement proposed by CMCO, and if such Acquisition Proposal relates to a sale of tangible assets in an amount less than 100% of the consolidated tangible assets of Magnetek , after considering the value of Magnetek after giving effect to such Acquisition Proposal and, if applicable, any proposed or contemplated future sales of the remaining consolidated assets of Magnetek.

•	“Intervening Event” means any material fact, event, change, development, occurrence or set of circumstances that was not known to the Magnetek board of directors as of the date of the Merger Agreement and becomes known to the Magnetek board of directors prior to the Acceptance Time and does not result from or arise out of any Acquisition Proposal.

Indemnification; Exculpation; Insurance. The parties to the Merger Agreement agreed to cooperate and use their reasonable best efforts to respond to and defend against any threatened or actual claim, action, suit, investigation or other proceeding, whether civil, criminal or administrative, in which any past and present directors, officers or employees of Magnetek and its subsidiaries (including such persons who become directors, officers or employees prior to the effective time), whom we refer to as “indemnified persons,” is, or is threatened to be, made a party or a witness, in whole or in part, as a result of or relating to the Merger Agreement or the transactions contemplated thereby or such indemnified person’s status as a current or former director, officer or employee of Magnetek or any of its current or former subsidiaries (which we refer to collectively as “indemnified claims”).

After the effective time, CMCO agreed, to an extent at least as favorable as the indemnification and advancement of expenses provisions contained in the constituent documents of Magnetek and its subsidiaries as of the date of the Merger Agreement, to indemnify and hold harmless each indemnified person in connection with all losses, claims, damages and liabilities to which an indemnified person may become subject arising out of any indemnified claim and to reimburse each indemnified party for expenses incurred in connection with any indemnified claim; provided, that any indemnified person to whom expenses are advanced must, prior to such advancement, undertake to repay such advanced expenses if a court ultimately determines in a final nonappealable judgment that such indemnified person is not entitled to indemnification.

For a period of six years after the completion of the Merger, CMCO agreed that the certificate of incorporation and bylaws of the surviving corporation would contain provisions at least as favorable with respect to exculpation, indemnification and advancement of expenses of indemnified persons for periods at or prior to the completion of the Merger than are currently set forth in Magnetek’s certificate of incorporation and by-laws. CMCO also agreed that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the effective time in existence as of the date of the Merger Agreement in favor of the indemnified parties as provided in any indemnification agreements would be assumed by the surviving corporation in the Merger and continue in full force and effect in accordance with their respective terms.

Prior to the effective time, Magnetek agreed to cause the surviving corporation as of the effective time to obtain and maintain prepaid liability insurance policies that provide coverage for at least six years for the benefit of Magnetek’s directors and officers for events occurring prior to the completion of the Merger that is substantially equivalent to, and on the same terms as Magnetek’s existing policy.

Employee Benefits. For not less than one-year following the Acceptance Time, CMCO agreed to:

•	cause the surviving corporation to pay each employee of Magnetek and its subsidiaries who is in the employment of Magnetek or any of its subsidiaries immediately prior to the Acceptance Time an amount at least equal to the annual base salary or hourly wage rate, as applicable, that was being paid to such individual immediately prior to the Acceptance Time;

•	maintain all compensation and benefit plans in effect as of the Acceptance Time other than equity-based plans; and

•	provide the employees of the surviving corporation and its subsidiaries the same opportunity to participate in CMCO’s equity-based plans as are provided to similarly situated employees of CMCO.

CMCO agreed to recognize and give credit for service by employees of the surviving corporation and its subsidiaries for all purposes under any employee benefit plans sponsored by CMCO.

Company Indebtedness. As of the Acceptance Time, Magnetek will, with CMCO’s cooperation, use reasonable best efforts to obtain pay-off letters in a form reasonably satisfactory to CMCO evidencing the amount necessary to pay-off, at the Acceptance Time, all existing indebtedness and other obligations under the Revolving Credit Agreement, dated as of November 6, 2007, by and between Magnetek and Associated Bank, N.A. At or prior to the Acceptance Time, CMCO has agreed to pay, or to cause one of its subsidiaries to pay, on behalf of Magnetek, the pay-off amount under the Revolving Credit Agreement.

Public Announcements. Magnetek and CMCO agreed to issue an initial joint press release relating to the Merger Agreement and thereafter to consult with each other before issuing, and provide each other the opportunity to review, comment on and concur with, any press release or other public statement with respect to the Offer and the Merger.

Shareholder Litigation. Subject to any fiduciary duties of the board of directors, Magnetek agreed to consult with CMCO regarding the defense or settlement of any stockholder litigation (other than any litigation or settlement where the interests of Magnetek are adverse to those of CMCO) against Magnetek and/or any of its directors or executive officers relating to the Offer and the Merger, provided that Magnetek may not settle, compromise or enter into an agreement regarding any settlement or compromise of any stockholder litigation relating to the Offer and the Merger without the prior written consent of CMCO.

Financing Cooperation. Magnetek agreed to use its commercially reasonable efforts to actively assist, and will cause its subsidiaries to use their commercially reasonable efforts to actively assist, CMCO, the Purchaser and the lenders in completing a syndication with respect to the New Debt Financing as CMCO reasonably requests. Such cooperation will include among other things:

•	using commercially reasonable efforts to ensure that the syndication efforts benefit from Magnetek’s existing banking relationships;

•	facilitating direct contact between Magnetek’s senior management and the proposed lenders;

•

using commercially reasonable efforts to prepare and provide to the lenders all reasonable information with respect to Magnetek and its subsidiaries, including all financial information, projections and other forward-looking information, as the lenders may reasonably request in connection with the New Debt Financing and arrangement and syndication thereof;

•	assisting with the preparation of one or more confidential information memoranda and other marketing materials to be used in connection with the syndication associated with the New Debt Financing;

•	facilitating the participation by Magnetek’s officers in meetings with prospective lenders; and

•	using commercially reasonable efforts to provide information with respect to Magnetek that is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the requirements of the USA PATRIOT Act.

No breach by Magnetek of the above covenant is deemed material for purposes of the Merger Agreement, nor will any such breach give rise to any liability or obligation on the part of Magnetek or any rights on the part of CMCO or the Purchaser, in each case, unless such breach is a material breach and is the primary cause of the New Debt Financing not being funded. CMCO agreed to indemnify and hold harmless Magnetek, its subsidiaries and its representatives for any liability, cost or expense (including all travel and administrative expenses and all reasonable fees of counsel, accountants and other financial advisors to Magnetek) arising out of their compliance with the foregoing financing cooperation covenants.

Financing. CMCO has agreed to use reasonable best efforts to arrange the New Debt Financing as promptly as practicable following the date of the Merger Agreement and to consummate the New Debt Financing on the terms and conditions of the Debt Commitment Letter, including (a) maintaining in effect the Debt Commitment Letter (or a replacement or amendment of such letter, so long as such replacement or amendment would not adversely impact or delay in any material respect the consummation of the Offer, the Merger or the New Debt Financing and CMCO promptly, in any event within 24 hours of such replacement or amendment, provides a copy of such replacement or amendment to Magnetek), (b) satisfying on a timely basis the conditions set forth in the Debt Commitment Letter and (c) negotiating, executing and delivering the definitive documents referenced in the Debt Commitment Letter that reflect the terms contained in the Debt Commitment Letter. CMCO will give Magnetek prompt notice of any breach by any party to the Debt Commitment Letter of which CMCO becomes aware.

Conditions to the Merger. The respective obligations of CMCO, the Purchaser and Magnetek to effect the Merger are subject to the satisfaction or waiver, on or prior to the closing date, of the following conditions:

•	no law or order (whether temporary, preliminary or permanent) must have been enacted, entered, promulgated, adopted, issued or enforced by any governmental entity that is then in effect and has the effect of prohibiting the consummation of the Merger; and

•	the Purchaser must have accepted for payment, or caused to be accepted for payment, the Shares validly tendered (and not withdrawn) pursuant to the Offer.

Termination. The Merger Agreement may be terminated at any time prior to the effective time of the Merger:

•	by mutual written agreement of CMCO and Magnetek; or

•	by either CMCO or Magnetek (which we refer to as “mutual termination rights”):

•	if a law has been enacted, entered, promulgated or enforced by a governmental entity of competent jurisdiction after the date of the Merger Agreement prohibiting the consummation of the Offer or the Merger;

•	a governmental entity of competent jurisdiction has issued an order that permanently enjoins or otherwise prohibits the consummation of the Offer or the Merger, and such order has become final and nonappealable (provided the terminating party has used its reasonable efforts to remove such order);

•	a governmental entity has failed to issue an order or to take any other action that is necessary for the waiting period (and any extension thereof) applicable to the Offer and the Merger under the HSR Act to terminate or expire, and such denial of a request to issue such order or to take such other action has become final and non-appealable (provided the terminating party’s failure to comply with its obligations under the Merger Agreement is not the cause of such inaction);

•	if the Acceptance Time has not occurred on or prior to November 23, 2015; provided that, in the event that on such date, all of the conditions to the Offer, other than the HSR Condition, have been satisfied or waived, the Outside Date will be extended to January 22, 2016 (provided any breach of the Merger Agreement by the terminating party has not been the primary cause of the failure of the Acceptance Time to have occurred on or prior to the Outside Date;

•	by CMCO (prior to the Acceptance Time) (we refer to the below listed rights as the “CMCO termination rights”):

•	all of the following have occurred: (a) Magnetek has breached its covenants or other agreements contained in the Merger Agreement or any of its representations and warranties set forth in the Merger Agreement have become untrue, (b) such breach or failure of such representations and warranties to be true and correct, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect, (c) notice has been given of such breach, and (d) such breach is incurable prior to the Outside Date or within 30 days after receipt of notice; or

•	Magnetek’s board of directors has effected a Change in Recommendation or Magnetek has committed a willful and material breach of its obligations described above under “—Acquisition Proposals; Change in Recommendation”;

•	by Magnetek (prior to the Acceptance Time) (we refer to the below listed rights as the “Magnetek termination rights”):

•	if the Purchaser fails to commence the offer in violation of the Merger Agreement or fails to accept for payment and to purchase, in violation of the Merger Agreement, validly tendered (and not withdrawn) Shares pursuant to the Offer (provided that no breach by Magnetek of its obligations under the Merger Agreement is the primary cause of such failure);

•	all of the following have occurred: (a) CMCO has breached its covenants or other agreements contained in the Merger Agreement or any of its representations and warranties set forth in the Merger Agreement have become untrue, (b) such breach or failure of such representations and warranties to be true and correct, individually or in the aggregate, would reasonably be expected to have a material adverse effect on CMCO, (c) notice has been given of such breach, and (d) such breach is incurable prior to the Outside Date or within 30 days after receipt of notice; or

•	the Magnetek board of directors has determined to enter into a definitive Company Acquisition Agreement with respect to a Superior Proposal; provided that (a) Magnetek has complied with its obligations with respect to such Superior Proposal under the Merger Agreement and (b) concurrently with or as promptly as reasonably practicable following such termination, Magnetek enters into a definitive Company Acquisition Agreement with respect to such Superior Proposal and pays the Termination Fee (as defined below).

Effect of Termination. A valid termination of the Merger Agreement would be effective immediately upon the delivery of written notice of the terminating party to the other party or parties. In the event of termination, the Merger Agreement will become null and void without liability of CMCO, the Purchaser or Magnetek or their respective representatives. No party is relieved from liability or damages for a willful and material breach of the Merger Agreement or of the Confidentiality Agreement.

Termination Fees. Magnetek has agreed to pay CMCO a termination fee of 3.5% of the aggregate Merger Consideration payable to all holders of Shares, Restricted Shares and Magnetek stock options (the “Termination Fee”) if:

•	CMCO or Magnetek terminates the Merger Agreement pursuant to the fourth bullet above describing the mutual termination rights (in a circumstance where CMCO would have been permitted to terminate the Merger Agreement pursuant to such provision) and in such case:

•	at or prior to such termination, a third party has delivered to the Magnetek board of directors a bona fide Acquisition Proposal that shall not have been withdrawn; and

•	within 12 months after termination of the Merger Agreement, Magnetek enters into a definitive agreement with respect to such Acquisition Proposal and such Acquisition Proposal is subsequently consummated (whether or not within the 12 month period);

•	Magnetek terminates the Merger Agreement pursuant to the third bullet above describing the Magnetek termination rights;

•	CMCO terminates the Merger Agreement pursuant to a Change in Recommendation by the Magnetek board of directors; or

•	CMCO terminates the Merger Agreement pursuant to a willful and material breach by Magnetek of its obligations described above under “—Acquisition Proposals; Change in Recommendation” and within 12 months of the termination of the Merger Agreement, Magnetek enters into a definitive Company Acquisition Agreement with the person in respect of which Magnetek committed such willful and material breach and the Acquisition Proposal that is the subject of such Company Acquisition Agreement is consummated.

In circumstances where the Termination Fee is payable in accordance with the Merger Agreement, the parties to the Merger Agreement agreed that the payment of the Termination Fee after a valid termination of the Merger Agreement will be deemed a liquidated damages clause and will be, subject to the terms of the Merger Agreement, the exclusive remedy available for any loss resulting from the failure of Merger to be completed, except where such loss is the result of Magnetek’s fraud or willful and material breach of the Merger Agreement. In no event will Magnetek be required to pay the Termination Fee more than once.

If Magnetek fails to pay the Termination Fee when due and the Purchaser or CMCO commences a suit which results in a final judgment against Magnetek for the Termination Fee, Magnetek is required to promptly pay the Termination Fee to CMCO with interest from the date such payment was required to be made until the date of payment.

Enforcement of Agreement. The parties agree that money damages or any other remedy at law would not be a sufficient or adequate remedy for any actual or threatened breach or violation of, or default under, the Merger Agreement by any of them and that, notwithstanding any other provision in the Merger Agreement to the contrary, therefore, each aggrieved party is entitled to an injunction restraining such actual or threatened breach, violation or default and to any other equitable relief, including specific performance, without bond or other security being required.

Expenses. Other than as required by the provisions described above or in the Merger Agreement, all costs and expenses incurred by the parties will be paid by the party incurring such costs and expenses.

Tender Agreements

In connection with the Merger Agreement, each of Fundamental Global Investors, LLC and certain of its affiliated funds, and each named executive officer and director of Magnetek who holds Shares, (the “Supporting Shareholders”) entered into a separate Tender Agreement, dated as of July 26, 2015, with CMCO and the Purchaser, which we collectively refer to as the “Tender Agreements.” The Supporting Shareholders constitute all of the directors and named executive officers of Magnetek, as well as Fundamental Global Investors, LLC, an investment group with which Mr. Cerminara is associated. The following summary of certain provisions of the Tender Agreements is qualified in its entirety by reference to the form of Tender Agreement itself, which is incorporated herein by reference. We have filed a copy of the form of Tender Agreement as an exhibit to the Schedule TO. Each of the Tender Agreements entered into by the Supporting Shareholders is in substantially the same form as the form of Tender Agreement. Shareholders and other interested parties should read the form of Tender Agreement in its entirety for a more complete description of the provisions summarized below. Pursuant to the Tender Agreements, all of Magnetek’s directors and named executive officers together with Fundamental Global Investors, LLC, have agreed to tender Shares beneficially owned by them into the Offer. These shareholders collectively hold 431,640 outstanding unrestricted Shares, representing approximately 12% of the Shares outstanding on August 3, 2015, and 101,372 Restricted Shares which are or may become issued and outstanding prior to the expiration of the Offer, representing approximately 3% of the Shares outstanding on August 3, 2015.

Pursuant to the Tender Agreements, each of the Supporting Shareholders agreed to tender in the Offer Shares he or she beneficially owns, including Shares acquired after July 26, 2015, promptly following the commencement of the Offer, and in any event no later than the 10th business day following the commencement of the Offer. Each of the Supporting Shareholders has also agreed not to withdraw his or her Shares from the Offer at any time while the Tender Agreement remains in effect.

In the Tender Agreements, each of the Supporting Shareholders represented and warranted that he or she:

•	holds the Shares covered by the Tender Agreement free and clear of all adverse claims, liens, pledges, options, proxies, voting trusts or agreements, rights or arrangements or any other encumbrances on title, transfer or exercise of any rights of a shareholder in respect of the Shares (other than as created by the Tender Agreement); and

•	has the sole right to vote, sole power of disposition and sole power to agree to all of the matters set forth in the applicable Tender Agreement, in each case, except arising from the transfer restrictions under any securities laws.

Nothing in the Tender Agreements limits a Supporting Shareholder from fulfilling his or her duties and obligations as a director or officer, as applicable, of Magnetek.

The Tender Agreements, and all rights and obligations of CMCO, the Purchaser and the Supporting Shareholders under the Tender Agreements, except for certain customary provisions that survive termination, will terminate on the earliest of:

•	the termination of the Merger Agreement in accordance with its terms;

•	the effective time of the Merger; and

•	the entry without the prior consent of the Supporting Shareholder into any amendment or modification to the Merger Agreement or any waiver of any of Magnetek’s rights under the Merger Agreement, in each case, that results in a decrease in the Offer Price or changes the form of consideration to be paid in the Offer or the Merger.

Confidentiality Agreement

The following summary of certain provisions of the confidentiality agreement is qualified in its entirety by reference to the confidentiality agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO. Shareholders and other interested parties should read the confidentiality agreement in its entirety for a more complete description of the provisions summarized below.

CMCO and Magnetek entered into a confidentiality agreement, dated April 2, 2015, to evaluate a potential negotiated transaction that resulted in the Offer. Pursuant to the confidentiality agreement, subject to certain customary exceptions, CMCO agreed to keep confidential all non-public information furnished by Magnetek or its representatives to CMCO or its representatives. CMCO also agreed that the non-public information furnished to CMCO will be used only for the purpose of evaluating or consummating the potential transaction that resulted in the Offer. If requested by Magnetek, CMCO is required to promptly, at its own election, either to return to Magnetek or destroy all copies of the non-public information furnished to CMCO and its representatives under the confidentiality agreement, and also to destroy any analyses or compilations prepared by CMCO or its representatives to the extent it contains non-public information of Magnetek. In addition, CMCO agreed, subject to certain customary exceptions, to keep confidential the fact that any non-public information was made available to CMCO and its representatives, and that any discussions of a potential negotiated transaction were taking place.

The confidentiality agreement includes a standstill provision. Under the standstill provision, CMCO agreed that, among other things and for a period of two years from the date of the confidentiality agreement, neither CMCO nor its subsidiaries will, without Magnetek’s prior consent:

•	acquire, offer to acquire, or agree to acquire or offer to acquire (or request permission to do so or to make any proposal in such regards), directly or indirectly, by purchase or otherwise, beneficial ownership of Magnetek or any of the assets or businesses of Magnetek or any securities issued by Magnetek;

•	solicit, make, encourage or in any way participate in the solicitation of any proxies or consents with respect to any securities of Magnetek, or otherwise seek to advise or influence any person with respect to the voting of any securities of Magnetek;

•	offer, seek or propose any merger, consolidation, business combination, recapitalization, restructuring or other extraordinary transaction involving Magnetek or its affiliates or any securities, assets or businesses of Magnetek or its affiliates;

•	make any public announcement with respect to, or submit a proposal for, or offer of any extraordinary transaction involving Magnetek or its affiliates or any securities, assets or businesses of Magnetek or its affiliates;

•	seek or propose to influence control or influence in any manner Magnetek’s management, board of directors or policies;

•	disclose any intention, plan or arrangement inconsistent with the foregoing;

•	request Magnetek, its board of directors or any of its representatives, directly or indirectly, to amend or waive any provision of the standstill provision;

•	enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing, including, without limitation, forming, joining or in any way participating in any “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) in connection with any of the foregoing; or

•	take any action that might require Magnetek to make a public announcement regarding any of the foregoing, seek or request permission to do any of the foregoing, or make or seek permission to make any public announcement with respect to any of the foregoing.

In connection with the execution of the Merger Agreement, Magnetek delivered to CMCO a written waiver of the standstill provision to allow CMCO to exercise its rights (including its matching rights associated with certain proposals to acquire Magnetek made by third parties) and comply with its obligations under the Merger Agreement.

The confidentiality agreement includes a no solicitation and no hire provision. Pursuant to this provision, subject to certain customary exceptions CMCO agreed that, among other things and for a period of two years from the date of the confidentiality agreement, neither CMCO nor any of its affiliates would solicit for employment any employee of Magnetek with whom CMCO had any contact or about whom CMCO obtained non-public information as a result of its evaluation of a transaction or who performed employment services in an executive, management or engineering position.

14. Conditions of the Offer

Notwithstanding any other provisions of the Offer and subject to the provisions of the Merger Agreement and applicable law, the Purchaser will not be required to accept for payment or pay for any Shares pursuant to the Offer if, as of immediately prior to the Expiration Date:

•	the Minimum Condition has not been satisfied;

•	the waiting period (and any extension thereof) applicable to the Offer and the Merger under the HSR Act has not been terminated or expired (which we refer to as the “HSR Condition”);

•	there is any Order (whether temporary, preliminary or permanent in nature) issued by any court of competent jurisdiction or other restraint or prohibition of any Governmental Entity of competent jurisdiction in effect, or any Law enacted, entered, promulgated, enforced or deemed applicable by any governmental entity of competent jurisdiction and remaining in effect, that, in any such case, prohibits or makes illegal the completion of the Offer or the Merger;

•	any representation or warranty of Magnetek: (i) contained in Section 4.2, Section 4.4, Section 4.22 or Section 4.23 of the Merger Agreement shall not have been true and correct in all respects as of the date of the Merger Agreement or as of and as though made on the Expiration Date, except for any failures to be so true and correct that, individually or in the aggregate, are immaterial in nature and amount; or (ii) contained in Article 4 of the Merger Agreement shall not have been true and correct as of the date of the Merger Agreement or as of and as though made on the Expiration Date, in each case, without giving effect to any Company Material Adverse Effect or other materiality qualifications contained therein, except (A) to the extent any such representation or warranty expressly addresses matters only as of a specified date, which need only be true and correct as of such specified date, and (B) for any failures to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect (as defined in Section 13—“The Merger Agreement; Other Agreements”), and, in the case of Section 4.19(a)(iii) of the Merger Agreement, a material adverse effect on the business, results of operations, financial condition or assets of Parent and its Subsidiaries taken as a whole;

•	Magnetek has materially breached or materially failed to comply with any of its material agreements or covenants required to be performed by Magnetek under the Merger Agreement at or prior to the Expiration Date;

•	any change, effect, occurrence, development or circumstance (or combination thereof) has occurred or become known (and is continuing) that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect (as defined in Section 13—“The Merger Agreement; Other Agreements”);

•	the Merger Agreement has not been terminated in accordance with its terms; or

•	Magnetek fails to deliver to CMCO immediately prior to the Expiration Date a certificate executed on its behalf by Magnetek’s Chief Executive Officer or Chief Financial Officer, certifying that none of the conditions set forth in the fourth, fifth or sixth bullet points above shall have occurred and be continuing at the Expiration Date.

Other than the Minimum Condition (which is for the benefit of Magnetek, CMCO and the Purchaser and may be waived by CMCO or the Purchaser only with the prior written consent of Magnetek), the foregoing conditions are for the sole benefit of CMCO and the Purchaser and, subject to the terms and conditions of the Merger

Agreement and the applicable rules and regulations of the SEC, may be waived by CMCO and the Purchaser in whole or in part at any time and from time to time prior to the expiration of the Offer, in their sole discretion. Any reference in the Offer to Purchase or the Merger Agreement to a condition or requirement being satisfied will be deemed to be satisfied if such condition or requirement is waived. The failure by the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time at or prior to the Expiration Date.

Any capitalized term used in this Section 14—“Conditions of the Offer” and not otherwise defined in this Offer to Purchase shall have the meaning set forth in the Merger Agreement.

15. Certain Legal Matters

Except as described in this Section 15, based on information provided by Magnetek, none of Magnetek, the Purchaser or CMCO is aware of any license or regulatory permit that appears to be material to the business of Magnetek that might be adversely affected by the Purchaser’s acquisition of the Shares in the Offer or of any approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required for the acquisition and ownership of the Shares by the Purchaser in the Offer. Should any such approval or other action be required, we presently intend to seek such approval or other action, except as described below under “—Business Combination Statutes.” Except as otherwise described in this Offer to Purchase, although the Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered in the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in consequences adverse to Magnetek’s business or that certain parts of Magnetek’s business might not have to be disposed of or other substantial conditions complied with in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action.

Business Combination Statutes. Magnetek is incorporated under the laws of the State of Delaware and therefore is subject to the provisions of Section 203 of the DGCL (the “Business Combination Provisions”), which impose certain restrictions upon business combinations involving Magnetek. The following description is not complete and is qualified in its entirety by reference to the provisions of the Business Combination Provisions. In general, the Business Combination Provisions prevent a Delaware corporation from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction, which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction, which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of the Business Combination Provisions, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.

A Delaware corporation may elect not to be covered by the Business Combination Provisions in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment electing not to be governed by the Business Combination Provisions is not effective until 12 months after the adoption of such amendment and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption.

Neither Magnetek’s certificate of incorporation nor bylaws excludes Magnetek from the coverage of the Business Combination Provisions. Upon completion of the Offer, CMCO and the Purchaser could collectively be deemed to be an “interested stockholder” for purposes of the Business Combination Provisions and, absent prior approvals by Magnetek’s board of directors, the Business Combination Provisions could prohibit completion of the Merger for a period of three years following completion of the Offer. However, Magnetek’s board of directors approved the execution of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Accordingly, CMCO and the Purchaser do not believe that the Business Combination Provisions, or any similar business combination laws or regulations of any other state, will apply to the Offer or the Merger.

A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In 1982, the Supreme Court of the United States, in Edgar v. MITE Corp., invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated in, and has a substantial number of shareholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

We have not attempted to comply with any state takeover statutes in connection with the Offer or the Merger, other than the Business Combination Provisions. We reserve the right to challenge the validity or applicability of any state law or regulation allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase, nor any action that we take in connection with the Offer, is intended as a waiver of that right. In the event that it is asserted that one or more takeover or business combination statutes applies to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and if such a governmental authority sought or obtained an injunction seeking to prevent our purchase of Shares in the Offer, we might be unable to accept for payment or pay for Shares tendered in the Offer or be delayed in completing the Offer. In that case, we may not be obligated to accept for payment, or pay for, any Shares tendered.

Shareholder Approval Not Required. Section 251(h) of the DGCL provides that shareholder approval of a merger is not required if the merger is effected pursuant to a merger agreement providing for certain requirements to be met, including that (a) the acquiring company commences a tender offer for any and all of the outstanding stock entitled to vote on a merger of the company to be acquired (other than stock owned by the company, the acquirer making such tender offer, the person that owns the acquirer and any subsidiaries of the foregoing), and (b) following the consummation of such tender offer, the acquiring company has irrevocably accepted for purchase a number of shares of stock that, together with any stock otherwise owned by the acquirer, equals at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Magnetek will not be required to submit the adoption of the Merger Agreement to a vote of the shareholders of Magnetek. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, pursuant to Section 251(h) of the DGCL, CMCO, the Purchaser and Magnetek will effect the Merger as soon as practicable without a vote of shareholders of Magnetek in accordance with Section 251(h) of the DGCL.

Antitrust Matters

The Offer and the Merger are subject to the HSR Act, which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have expired or been terminated.

Magnetek and CMCO each filed their respective Notification and Report Form for Certain Mergers and Acquisitions under the HSR Act (the “HSR Filing”) with the DOJ and FTC on August 5, 2015. Under the provisions of the HSR Act applicable to the Offer and the Merger, the waiting period under the HSR Act applicable to the Offer and the Merger will expire at 11:59 p.m., New York City time, on August 20, 2015, the 15th calendar day following the submission of CMCO’s HSR Filings, unless early termination of the waiting period is granted. However, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from CMCO. If such a request is made, the waiting period will expire at 11:59 p.m., New York City time, on the 10th calendar day after substantial compliance by CMCO with such request. If the waiting periods noted above would expire on a Saturday, Sunday or legal public holiday, the waiting period will instead expire at 11:59 p.m., New York City time, on the next business day. In practice, complying with a request for additional information and documentary material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay the transaction while such negotiations continue. The Purchaser is not required to accept for payment Shares tendered in the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have expired or been terminated. See Section 14—“Conditions of the Offer.”

The FTC and the DOJ scrutinize the legality under the Antitrust Laws (as defined below) of transactions such as the Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the Purchaser’s acquisition of Shares, either the DOJ or the FTC (whichever agency reviews the transaction) could take such action under the Antitrust Laws as it or they deem necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares in the Offer or, in the absence of an injunction, otherwise seeking divestiture of Shares acquired by the Purchaser or divestiture of substantial assets of CMCO or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the Antitrust Laws under certain circumstances. Antitrust authorities in other jurisdictions may also take action under their antitrust laws, even if no notification of the transaction is required. There can be no assurance that a challenge to the Offer or other acquisition of Shares by the Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. See Section 14—“Conditions of the Offer” for certain conditions of the Offer, including conditions with respect to litigation and certain government actions.

As used in this Offer to Purchase, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal, state, and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

16. Fees and Expenses

Except as set forth below, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares in the Offer.

The Purchaser has retained American Stock Transfer & Trust Company, LLC to act as the Depositary in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services. The Purchaser has also agreed to reimburse the Depositary for certain reasonable out of pocket expenses and to indemnify the Depositary against certain liabilities in connection with its services, including certain liabilities under the federal securities laws.

The Purchaser has retained MacKenzie Partners, Inc. to act as the Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation for its services. The Purchaser has also agreed to reimburse the Information Agent for certain reasonable out of pocket expenses and to indemnify the Information Agent against certain liabilities in connection with its services, including certain liabilities under the federal securities laws.

We will not pay any fees or commissions to any broker or dealer or other person for making solicitations or recommendations in connection with the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their clients.

17. Legal Proceedings

As of the date of this Offer to Purchase, neither the Purchaser or CMCO is aware of any material pending legal proceeding relating to the Offer or the Merger.

18. Miscellaneous

We are making the Offer to all holders of Shares. We are not aware of any states in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such state. If the Purchaser becomes aware of any state in which the making of the Offer would not be in compliance with applicable law, the Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, the Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such state.

No person has been authorized to give any information or to make any representation on our behalf not contained in this Offer to Purchase or in the Letters of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with the exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Magnetek has filed a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth its recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, may be examined and copies may be obtained in the manner set forth in Section 8—“Certain Information Concerning Magnetek” and Section 9—“Certain Information Concerning CMCO and the Purchaser.”

Megatron Acquisition Corp.

August 5, 2015

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS

The names of the directors and executive officers of Columbus McKinnon Corporation (“CMCO”) and Megatron Acquisition Corp. (the “Purchaser”) and their present principal occupations or employment and material employment history for the past five years are set forth below. Unless otherwise indicated, each director or executive officer has been so employed or held such position for a period in excess of five years and is a citizen of the United States. The business address of each of the directors and executive officers of CMCO is c/o Columbus McKinnon Corporation, 140 John James Audubon Parkway, Amherst, New York 14228-1197, and the business address of each of the directors and executive officers of the Purchaser is c/o Megatron Acquisition Corp., 140 John James Audubon Parkway, Amherst, New York 14228-1197.

CMCO Directors and Executive Officers

Name	Position
Ernest R. Verebelyi	Chairman of the Board and Director
Timothy T. Tevens	President, Chief Executive Officer and Director
Richard H. Fleming	Director
Stephen Rabinowitz	Director
Nicholas T. Pinchuk	Director
Linda A. Goodspeed	Director
Liam G. McCarthy	Director
R. Scott Trumbull	Director
Heath A. Mitts	Director
Gene P. Buer	Vice President—Global Services & Vertical Markets
Dr. Ivo Celi	Vice President—EMEA (Europe, Middle East, Africa)
Alan S. Korman	Vice President, General Counsel and Corporate Secretary
Mark Paradowski	Vice President—Information Services
Gregory P. Rustowicz	Vice President—Finance and Chief Financial Officer
Richard A. Steinberg	Vice President—Human Resources
Kurt F. Wozniak	Vice President—Americas
Benjamin AuYeung	Vice President—APAC

Purchaser Directors and Executive Officers

Name	Position
Timothy T. Tevens	President and Director
Alan S. Korman	Vice President and Secretary, and Director
Gregory P. Rustowicz	Director

Ernest R. Verebelyi was appointed a Director of CMCO in January 2003 and was elected Chairman of the Board in August 2005. Mr. Verebelyi retired from Terex Corporation, a global diversified equipment manufacturer, in October 2002 where he held the position of Group President. Prior to joining Terex in 1998, he held executive, general management and operating positions at General Signal Corporation, Emerson, Hussmann Corporation, and General Electric. Mr. Verebelyi served as a director of CH Energy Group, Inc. (NYSE:CHG) starting in 2006 and was elected lead director in 2012 through its sale in June of 2013.

Timothy T. Tevens was elected President and appointed a Director of CMCO in January 1998 and assumed the duties of Chief Executive Officer in July 1998. From May 1991 to January 1998 he served as our Vice President—Information Services and was also elected Chief Operating Officer in October 1996. From 1980 to 1991, Mr. Tevens was employed by Ernst & Young LLP in various management consulting capacities. Mr. Tevens also serves on the Board of Directors of Zep, Inc. (NYSE:ZEP).

Richard H. Fleming was appointed a Director of CMCO in March 1999. In February 1999, Mr. Fleming was appointed Executive Vice President and Chief Financial Officer of USG Corp. (NYSE:USG). Effective May 1, 2012 Mr. Fleming retired from the position of Chief Financial Officer at USG. Prior thereto, Mr. Fleming served USG Corp. in various executive financial capacities, including Senior Vice President and Chief Financial Officer from January 1995 to February 1999 and Vice President and Chief Financial Officer from January 1994 to January 1995. Mr. Fleming also serves as a member of the Board of Directors of Boise Cascade Company (NYSE:BCC) and Optim Energy, LLC., a private company. He is also a director for several not-for-profit entities including UCAN and the University of the Pacific.

Stephen Rabinowitz was appointed a Director of CMCO in October 2004. He retired in 2001 from his position as Chairman and Chief Executive Officer of General Cable Corporation, a leading manufacturer of electrical, communications and utility cable. Prior to joining General Cable as President and Chief Executive Officer in 1994, he served as President and CEO of AlliedSignal Braking Systems, and before that as President and CEO of General Electric’s Electrical Distribution and Control business. He also held management positions in manufacturing operations and technology at the General Electric Company and the Ford Motor Company.

Nicholas T. Pinchuk was appointed a Director of CMCO in January 2007. Currently, he is Chairman, President and CEO of Snap-on Incorporated (NYSE:SNA), an S&P 500 company. Prior to that, Mr. Pinchuk served as Senior Vice President and President of Snap-on’s Worldwide Commercial and Industrial Group since June 2002. Prior to joining Snap-on, Mr. Pinchuk served in several executive operational and financial management positions at United Technologies Corporation, including President, Global Refrigeration Operations of its Carrier Corporation unit and President of Carrier’s Asia-Pacific Operations. He also served in financial and engineering managerial staff positions at the Ford Motor Company from 1972 to 1983. Mr. Pinchuk served as an officer in the United States Army.

Linda A. Goodspeed was appointed a Director of CMCO in October 2004. In October, 2011, Ms. Goodspeed was appointed SVP, CIO of The ServiceMaster Company. She retired from The ServiceMaster Company at the end of 2013. Prior thereto, she was employed by Nissan North America, Inc. as Vice President of Information Systems from 2007 to 2011. From 2001 until 2007 she was employed by Lennox International Inc., a global supplier of climate control solutions. Her position with Lennox was Executive Vice President and Chief Supply Chain Logistics and Technology Officer. Prior to that, Ms. Goodspeed served as President and Chief Operating Officer of PartMiner, Inc., a global supplier of electronic components. She has also held management positions in product management and development, research and development and design engineering at General Electric Appliances, Nissan North America, Inc. and the Ford Motor Company. Ms. Goodspeed is a member of the Boards of Directors of AutoZone, Inc., and American Electric Power Co., Inc., and she is a managing partner in Wealth Strategies Financial Advisors.

Liam G. McCarthy was appointed a Director of CMCO in November 2008. In 2005, Mr. McCarthy was appointed President and Chief Operating Officer of Molex Incorporated (formerly listed on NASDAQ under the ticker symbol MOLX), acquired December 9, 2013 by Koch Industries, Inc. Prior thereto, Mr. McCarthy served Molex in various executive and management capacities, including Vice President, Operations, Europe from 2001 to 2005; President, Data Communications Division, Americas Region from 1998 to 2001; General Manager, Singapore from 1993 to 1998; Regional Marketing Manager, Far East South Region from 1991 to 1993; and Materials Director, Singapore from 1989 to 1991. Mr. McCarthy is also a Board Member of the Chicago Counsel on Global Affairs.

R. Scott Trumbull was appointed a Director of CMCO in January, 2014. Mr. Trumbull retired as Non-Executive Chairman of the Board of Franklin Electric Company, Inc. (NASDAQ:FELE) in May, 2015. He joined the Board of Franklin Electric in 1998 and was elected Chief Executive Officer of that company in December, 2002 until retiring in May, 2014. Prior to joining Franklin Electric, Mr. Trumbull began his career at Owens-Illinois in 1972, progressively advancing through various operational and leadership positions to the role of Executive Vice President and Chief Financial Officer. Mr. Trumbull serves on the Board of Directors of Health Care REIT (NYSE:HCN), Schneider National (private) and the Artisan Funds.

Heath A. Mitts was appointed a Director of CMCO in May, 2015. Mr. Mitts is Senior Vice President and Chief Financial Officer of IDEX Corporation (NYSE:IEX). Prior to joining IDEX Corporation, Mr. Mitts was at PerkinElmer, Inc. in various senior financial management roles in both North America and in Singapore. He went to PerkinElmer after five years at Honeywell where he gained world-class training in financial planning and analysis, progressing through various managerial roles including Director of Finance.

Gene P. Buer joined CMCO in October, 2005. On April 1, 2014 he was named Vice President—Global Services & Vertical Markets. Prior to that, he served as Vice President North America & Global Vertical Markets. From July 2010 to April 2013, he served as our Vice President—Hoist & Rigging—Americas. Mr. Buer served as Vice President Hoist Products—The Americas from May 2009 to July 2010. He joined CMCO as President of our Crane Equipment & Service, Inc. subsidiary. In April 2007, he also assumed the position of Executive Director of our CM Hoist division. Prior to joining CMCO, Mr. Buer owned and operated a marketing and business consulting service from October 2003 to October 2005.

Dr. Ivo Celi joined Columbus McKinnon in early 2010 as the Managing Director—EMEA successor and assumed that position effective April 1, 2010. He was elected Vice President—EMEA in July, 2011. Prior to joining Columbus McKinnon, Dr. Celi progressed through roles of increasing responsibility with Hilti AG, most recently as Senior Vice President—Business Unit Diamond Systems.

Alan S. Korman joined CMCO in January, 2011 as General Counsel and Assistant Secretary. In July 2011, he was elected Vice President, General Counsel and Secretary. From 1994 until January 2011, he served in various senior executive positions of responsibility at Ivoclar Vivadent, Inc., including Vice President, General Counsel and Secretary, and President of Pentron Ceramics, Inc., a wholly owned subsidiary. Prior to joining Ivoclar Vivadent, Mr. Korman was engaged in private practice at the law firm of Nixon Peabody LLP.

Mark Paradowski joined CMCO in 1997 as a Technical Manager. In August, 2013, he was named Vice President—Information Services. Prior to that, he served as Director—Global Information Systems after having served as Director Information Services. Before joining CMCO, Mr. Paradowski held various positions with Oracle Corporation and Electronic Data Systems (EDS).

Gregory P. Rustowicz joined CMCO in August, 2011 as Vice President—Finance and Chief Financial Officer. From 2007, he was Vice President Finance and Corporate Treasurer at Momentive Performance Materials Inc. Prior thereto, he spent 20 years in various financial management positions for PPG Industries, Inc, including Group CFO for the Glass, Fiber Glass and Chemicals Businesses, CFO for Transitions Optical, Inc, and Assistant Treasurer and Global Credit Director. Prior to PPG, he worked as a CPA for KPMG.

Richard A. Steinberg has been employed by CMCO since August 2005, initially as Director—Human Resources and, since November 2005, as Vice President—Human Resources. Prior to joining us, Mr. Steinberg was employed by Praxair Inc. for ten years in various human resources capacities. Prior to joining Praxair in 1995, he held human resources positions at Computer Task Group Inc. and at The Goodyear Tire and Rubber Company.

Benjamin AuYeung joined CMCO in 2102 as Managing Director of Asia-Pacific markets. Prior to joining CMCO, Mr. AuYeung was the General Manager, Asia Pacific for Cummins Filtration. Prior thereto, he was employed by the Hong Kong Aircraft Engineering Company.

Facsimile copies of the Letter of Transmittal for Shares and the Letter of Transmittal for Employee Restricted Shares, properly completed and duly signed, will be accepted. The Letters of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each shareholder of Magnetek or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below.

If delivering by mail:	If delivering by hand, express mail, courier or any other expedited service:

American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

For assistance call (877) 248-6417 or (718) 921-8317

Questions and requests for assistance or additional copies of this Offer to Purchase, the Letters of Transmittal and the Guidelines for Certification of Taxpayer Identification on Form W-9 may be directed to the Information Agent at the location and telephone number set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com